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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _________________________________________________________________September 2004

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Press Release: 11/24/2004; 12/1/2004; 12/21/204; 1/6/2005 and 1/13/2005

2.  Fiscal 2004 Ended 9/30/2004 Audited Financial Statements

     Form 52-109FT2: CEO Certification of Annual Filings During Transition Period

     Form 52-109FT2: CFO Certification of Annual Filings During Transition Period

     Fiscal Year Financial Statements: Management’s Discussion and Analysis

     Fiscal Year Financial Statements: MD&A (Amended)

3.  First Fiscal Quarter Ended 9/30/2004 Interim Financial Statements

     Form 52-109FT2: CEO Certification of Interim Filings During Transition Period

     Form 52-109FT2: CFO Certification of Interim Filings During Transition Period

     First Fiscal Quarter Financial Statements: Management’s Discussion and Analysis

4.  Information Circular, filed 11/4/2004

5.  Notice of Meeting, filed 11/4/2004

6.  Proxy, filed 11/4/2004

7.  Request for Voting Instruction, filed 11/4/2004

8.  Supplemental Mailing List Return Card, filed 11/4/2004

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

News Release

For Immediate Release:

November 24, 2004

Watkins, MN; Vancouver, BC  November 24, 2004 - International Barrier Technology Inc. (the “Company”) (IBTGF: OTCBB; IBH: TSXV) announces that it has cancelled and returned to treasury 124,530 shares of the Company held in escrow in accordance with the terms of an escrow agreement dated February 24, 1992.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

or

Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release

For Immediate Release:

December 1, 2004

Fire Resistant Building Materials Company Reports Record Q1-2005 Revenue of $1,400,619 (CDN), Gross Profit and Operating Income

Watkins, MN; Vancouver, BC, December 1 , 2004 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, reports financial results for the fiscal 2005 quarter ending September 30th, 2004.

Revenue in the fiscal first quarter was $1,400, 619 (CDN), a 148% increase over the previous year’s revenue of $565,088, and the highest first-quarter results in Barrier’s corporate history.  Operating income was $92,730 (CDN) compared to an operating loss of $72,228 in the prior year’s quarter, resulting in the return to a profitable quarterly operation and a record quarterly operating income.

Financial highlights of Barrier’s Q1 (FY2005) include:

*

Sales Volume of 1,206,300 sq.ft continued the aggressive pace established since the beginning of this calendar year and marked the third consecutive quarter exceeding one million sq.ft.

*

Barrier’s gross profit and gross margin percentage on sales increased significantly to $357,772 (CDN) versus $80,459 (CDN) for the comparable quarter ended September 30, 2003.  This reflects new manufacturing volumes            and efficiencies.

*

Total operating expenses decreased to 18.9% of revenue compared to 27% in the same quarter last year.

*

Barrier has a financially strong balance sheet as of Sept. 30/04 with a working capital surplus of $2,336,053 (CDN) (deficit of $43,280 for the comparable period Sept. 30/03) and total assets over $5,000,000 (CDN) including the world technology rights and long term debt of only $740,178 (CDN).

*

Mulehide Products, Inc., Barrier’s new business partner in the commercial modular business, accounted for 32.5% of sales.  Demand and sales from existing territories continue to show strength and growth.

With the recently completed acquisition of the Pyrotite technology and additional financing, Barrier has committed to a production line enhancement project being engineered by an experienced and well respected US engineering and project development company.  This project is intended to double the company’s production capacity, significantly improve operating efficiencies, and serve as a model facility to enable management to secure licensing agreements with third parties globally.

“Barrier is well positioned to continue its aggressive growth this fiscal year,” said Barrier’s President Michael Huddy. “Our strong financial position, and improving efficiencies, coupled with increasing market penetration in all of our markets, has positioned us to capitalize on new opportunities. We are focused on increasing market share in our existing businesses, developing new products and markets, and developing relationships that will lead to technology licensing in the future.”

To see full financial statements, please download the following document: www.intlbarrier.com/pdf/Fiscal2005first.pdf

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier's award-winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

_______________________

David J. Corcoran

CFO, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Richard Angle
ir@intlbarrier.com
or

Peter Kletas, ECON Investor Relations, Inc.
pkletas@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release

For Immediate Release

December 21, 2004

International Barrier Technology Showcased in “Barron’s”

Watkins, MN; Vancouver, BC — December21, 2004- International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, is pleased to announce that it will be a participant in the “OTCBB Market Leaders’ investor relations program sponsored by WaII-Street.com.

As a participant in the six-month, multi-part program, International Barrier appeared in the “OTCBB Market Leaders” listing in the December 13 issue of “Barron’s” and will be included for six months in the featured “Leaders” section at the otcbbLeaders.com Website (http://www.otcbbLeaders.com) with prominent links from many leading financial Websites.

WaII-Street.com screened every company traded on the OTCBB to determine the top 15% that could be considered market leaders and were invited to appear in the “OTCBB Market Leaders Program”. All the Market Leaders are reporting to the SEC. They are all active; having a product or service or are actively developing one. All are experiencing corporate events that should be of interest to prospective investors.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier’s award-winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene

Barrier is part of the DJ Building Materials Index (US).

About Wall-Street.com

OtcbbLeaders.com is a Website run by the WaII-Street.com division of National Corporate Services, Inc. For two decades, WaII-Street.com has provided a similar investor relations program for larger, high-growth NYSE, AMEX and NASDAQ companies. The alumni list includes many companies that have gone on to become some of the best known names on Wall Street. You can find an alumni list at http://www.WaII-Street.com. Launched in 2003, the “OTCBB Market Leaders” program also provides a multi-faceted media approach, but is aimed at a different investor market. The OTCBB alumni list includes companies that have already graduated to higher exchanges. You can find the alumni list at http://www.otcbbLeaders.com.

SOURCE:  Wall-Street.com 303-766-1990

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “David J. Corcoran”

David J. Corcoran

CFO, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Richard Angle
ir@intlbarrier.com
or

Peter Kletas, ECON Investor Relations, Inc.
pkletas@investorideas.com

Forward-Looking Information: The statements in this news release contain forward4ookinginformation within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized. WallStreet.com has been compensated twenty eight hundred dollars by International Barrier to participate in this program.

News Release

For Immediate Release

Jan. 6, 2005

Fire Resistant Building Materials Company Reports Record Sales Volume and Record Q2 Revenue of $1,032,853 US

Second Quarter Fiscal Year Shipments At All Time High

WATKINS, Minn. & VANCOUVER, B.C. - Jan. 6,2005 - International Barrier Technology Inc. (‘Barrier’) (OTCBB: IBTGF; TSXV: IBH), a manufacturer of proprietary fire resistant building materials, is pleased to report sales volume for the three month period of October - December, 2004 of 1,290,600 sq.ft., a 155 percent increase over the same period the previous year and an ‘all time’ record quarterly volume. Sales volume for the six month period increased to 2,496,400 sq.ft. from 963,600 sq.ft., the previous 6 month period. The previous quarterly sales volume record was 1,267,100 (adjusted) for the quarter ending June 30, 2004.

Sales revenue was $1,032,853 (US), for the quarter (Q2 2005) and $2,102,763 (US) for the six month period ending December 31, 2004. Last year sales for these periods were $446,344 and $855,827 respectfully. The new sales volumes represent percentage increases of 131 percent for the three month period and 146 percent for the six month period. Each of these figures marks another record for both second quarter and first six month period sales.

‘Barrier is extremely pleased with the strong finish to calendar year 2004,’ said Michael Huddy, International Barriers President and CEO. ‘After the hurricane activity which impacted the beginning of this quarter, sales surged enabling us to end the calendar year with very positive momentum. We expect this level of volume to not only continue, but to continue to grow as we begin calendar year 2005.’

Mule-Hide and its distribution affiliate, ABC Supply, Inc., continue to aggressively promote ULlisted Class A and Class C roof deck assemblies and are systematically adding new manufacturing customers to the group of facilities currently utilizing the Blazeguard based system. Two modular customers have been added in Southem California enabling Barrier to begin carload volume shipments to the area. ‘Carload volume shipments to California will greatly impact landed cost to our customers, helping the Mule-Hide system be even more competitive with current roof system alternatives, further helping Barrier to increase sales volume to the region,’ says Dr. Huddy. ‘With each new manufacturing company converted to the Blazeguard based system, Barrier is presented with a long-term, consistent customer helping to not only increase sales volume but to provide consistency in month to month business.’

With these sales volumes, the company is well positioned to achieve consistent profitability. Positive cash flow will help fund building and production line improvements which are underway and are expected to begin to impact production volumes and efficiency as early as September of 2005. Increased capacity is needed to keep pace with increasing product demand. New efficiencies expected with the new line configuration will further enhance margins and profitability.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier’s award-winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (NYSE:CTX (- News), D.R. Horton (NYSE:DHI - News), KB Home (NYSE:KBH - News), and Lennar (NYSE:LEN - News). Lowe’s Companies (NYSE:LOW - News), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (USI

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:

“David J. Corcoran”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

International Barrier Technology, Inc. is a featured Company on FireSafetyResearch.com and HomebuilderStocks.com.

For more information, click here:

http://www.firesafetvresearch.com/Companies/IntlBarrier/Default.asp

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Richard Angle
ir@intlbarrier.com
or

Peter Kletas, ECON Investor Relations, Inc.
pkletas@investorideas.com

News Release

For Immediate Release:

January 13, 2005

Watkins, MN; Vancouver, BC January 13, 2005 - International Barrier Technology Inc. (the Company”) (IBTGF: OTCBB; IBH: TSXV) announces that it has received TSX Venture Exchange acceptance for the amendment of an escrow agreement dated February 24, 1992 respecting 48,922 escrow shares held by principals of the Company. The February 1992 escrow agreement, which contained performance based release terms established in accordance with the British Columbia Securities Commission’s old Local Policy 3-07, has been replaced with a TSX Venture Exchange Tier 2 surplus security escrow agreement. Under the terms of the new escrow agreement, the escrow shares will be released over a 6 year period, with releases every 6 months. During the first 2 years of the term of the escrow agreement, 5% of the total number of escrow securities will be released every 6 months. During the remainder of the term of the escrow agreement, the shares will be released in tranches of 10%. The first release will take place on June 24, 2005, at which time 2,446 shares will be released from escrow.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex, DR. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US1

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:  “DAVID CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

or

Dawn Van Zant, ECON Investor Relations, Inc. dvanzanteinvestorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

INTERNATIONAL BARRIER TECHNOLOGY INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Terry Amisano Ltd.

Amisano Hanson

Kevin Hanson, CA

Chartered Accountants

AUDITORS’ REPORT

To the Shareholders,

International Barrier Technology Inc.

We have audited the consolidated balance sheets of International Barrier Technology Inc. as at June 30, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years ended June 30, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended June 30, 2003, 2002 and 2001 in accordance with generally accepted accounting principles in Canada.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada	“Amisano Hanson”
October 17, 2003	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements and in respect of the Company’s working capital deficiency and continuing losses from operations, substantial doubt about the Company’s ability to continuing as a going concern exists.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated October 17, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Amisano Hanson”
October 17, 2003	Chartered Accountants

750 WEST PENDER STREET, SUITE 604TELEPHONE:604-689-0188
VANCOUVER CANADAFACSIMILE:604-689-9773
V6C 2T7 E-MAIL:amishan@telus.net

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2003 and 2002

(Stated in Canadian Dollars)

ASSETS	2003	2002
Current
Cash	$98,952	$-
Accounts receivable	132,133	125,529
Inventory – Note 3	75,816	84,658
Prepaid expenses and deposits	13,110	9,127

	320,011	219,314
Capital assets – Note 4	912,392	990,676
License and technology rights– Note 5	73,391	1
	$1,305,794	$1,209,991

LIABILITIES
Current
Bank indebtedness – Note 6	$101,899	$69,358
Accounts payable and accrued liabilities – Note 11	355,778	468,015
Unearned income	-	8,942
Due to related parties – Note 11	18,225	217,256
Current portion of long-term debts – Note 7	25,052	44,048
Current portion of obligation under capital leases – Note 8	64,360	115,610

	565,314	923,229
Long-term debts – Note 7	78,793	161,330
Obligation under capital leases – Note 8	869,654	1,000,174
	1,513,761	2,084,733

SHAREHOLDERS’ DEFICIENCY
Share capital – Note 9	11,649,276	11,029,276
Deficit	(11,857,243)	(11,904,018)

	(207,967)	(874,742)
	$1,305,794	$1,209,991

Nature and Continuance of Operations – Note 1

Commitments – Notes 7, 8, 9, 14 and 16

Subsequent Events – Note 16

APPROVED BY THE DIRECTORS:

“David Corcoran”, Director	“Victor Yates”, Director
DAVID CORCORAN	VICTOR YATES

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

			(Restated
			– Note 15)
	2003	2002	2001
Sales	$2,254,562	$1,860,167	$1,495,608
Cost of sales	(1,766,992)	(1,421,028)	(1,055,351)

Gross margin	487,570	439,139	440,257

Licence fee revenue	36,259	-	-
Research and development costs – Note 10	(25,850)	(36,082)	(84,493)
License fee expense – Note 14	(75,540)	(78,385)	(75,895)
	(65,131)	(114,467)	(160,388)

General and Administrative Expenses
Accounting and audit fees	36,095	28,705	16,301
Consulting fees – Note 11	35,420	786	-
Filing fees	10,274	16,691	23,435
Insurance	27,475	27,025	25,527
Interest and bank charges – Note 11	28,169	42,463	36,588
Interest on long-term debt – Note 8	62,944	80,951	81,698
Investor relations	16,000	-	28,890
Legal fees	18,955	4,534	9,721
Office and miscellaneous	48,195	53,118	52,858
Telephone	9,631	7,355	8,531
Transfer agent fees	6,986	3,646	1,639
Travel, promotion and trade shows	37,790	32,326	46,140
Wages and management fees – Note 11	181,037	179,664	182,605
	518,971	477,264	513,933

Loss before other	(96,532)	(152,592)	(234,064)
Other
Foreign exchange gain (loss)	153,202	11,276	(49,798)
Gain on forgiveness of debt	88,405	-	-
Amortization – Note 4	(98,300)	(175,725)	(170,117)
Net income (loss) for the year	$46,775	$(317,041)	$(453,979)

Basic and diluted income (loss) per share	$0.00	$(0.03)	$(0.04)

Weighted average number of shares outstanding	14,056,684	12,414,903	10,878,803

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

			(Restated
			– Note 15)
	2003	2002	2001

Deficit, beginning of the year, as previously stated	$(11,904,018)	$(11,475,260)	$(11,046,388)

Prior period restatement – Note 15	-	(111,717)	(86,610)

Deficit, beginning of the year, restated	(11,904,018)	(11,586,977)	(11,132,998)

Net income (loss) for the year	46,775	(317,041)	(453,979)

Deficit, end of the year	$(11,857,243)	$(11,904,018)	$(11,586,977)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

			(Restated
			– Note 15)
	2003	2002	2001
Operating Activities
Net income (loss) for the year	$46,775	$(317,041)	$(453,979)
Items not involving cash:
Gain on forgiveness of debt	(88,405)	-	-
Amortization	98,300	175,725	170,117

	56,670	(141,316)	(283,862)
Changes in non-cash working capital balances related to operations:
Accounts receivable	(6,604)	38,604	(86,382)
Inventory	8,842	13,750	(6,868)
Prepaid expenses and deposits	(3,983)	(8,000)	2,290
Accounts payable and accrued liabilities	(29,493)	86,720	91,434
Due to related parties	18,225	52,981	31,295
	43,657	42,739	(252,093)

Investing Activities
Purchase of capital assets	(20,016)	-	-
Technology rights	(73,390)	-	-
	(93,406)	-	-

Financing Activities
Decrease in unearned income	(4,798)	(3,802)	(24,481)
Decrease in long-term debts	(17,272)	(14,704)	(41,105)
Increase (decrease) in capital lease obligations	(181,770)	(26,452)	3,604
Common shares issued for cash	320,000	60,000	235,842
Increase (decrease) in bank indebtedness	32,541	(57,781)	78,233
	148,701	(42,739)	252,093

Change in cash during the year	98,952	-	-
Cash, beginning of the year	-	-	-
Cash, end of the year	$98,952	$-	$-

Supplementary Cash Flow Information
Cash paid for Interest	$76,425	$100,764	$97,639
Cash paid for Income taxes	$-	$-	$-

Non-cash Transactions – Note 12

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	Common Stock		(Restated –
	Issued		Note 15)
	Shares	Amount	Deficit	Total
Balance, June 30, 2000	10,239,938	$10,733,434	$(11,132,998)	$(399,564)
Issue of shares for cash pursuant to exercise of warrants– at $0.10	1,443,417	144,342	-	144,342
Issue of shares for cash pursuant to exercise of options– at $0.10	735,000	73,500	-	73,500
– at $0.15	120,000	18,000	-	18,000
Net loss for the year	-	-	(453,979)	(453,979)

Balance, June 30, 2001	12,538,355	10,969,276	(11,586,977)	(617,701)
Issue of shares for cash pursuant to exercise of options – at $0.10	600,000	60,000	-	60,000
Net loss for the year	-	-	(317,041)	(317,041)

Balance, June 30, 2002	13,138,355	11,029,276	(11,904,018)	(874,742)
Issue of shares for cash pursuant to a private placement– at $0.10	3,500,000	350,000	-	350,000
Less: finders fees	-	(30,000)	-	(30,000)
Issue of shares pursuant to debt settlement agreements– at $0.15	2,000,000	300,000	-	300,000
Net income for the year	-	-	46,775	46,775

Balance, June 30, 2003	18,638,355	$11,649,276	$(11,857,243)	$(207,967)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company was incorporated under the British Columbia Company Act and is publicly traded on the TSX Venture Exchange in Canada and the OTC Bulletin Board in the United States of America.

The Company’s principal business activity is the manufacture and sale of fire-rated building materials in the United States of America.

These consolidated financial statements have been prepared on a going concern basis.  The Company has a working capital deficiency of $245,303 as at June 30, 2003 and has accumulated $11,857,243 of losses since inception.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 18, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results could differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Principles of Consolidation

These consolidated financial statements include the accounts of International Barrier Technology Inc. and its wholly-owned subsidiaries, Pyrotite Coatings of Canada Inc., a British Columbia company and Barrier Technology Corporation, a US company.  All inter-company transactions and balances have been eliminated.

(b)

Inventory

Inventory is valued by management at the lower of average cost and net realizable value.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(c)

Capital Assets and Amortization

Capital assets are recorded at cost.  Amortization is provided using the following methods and rates:

Manufacturing equipmentstraight line over 5 years

Equipment and furniture20% - declining balance

Computer equipment30% - declining balance

Railway spur 4% - declining balance

Equipment under capital lease20% - declining balance

Building under capital leasestraight line over 20 years

(d)

Leases

Leases are classified as capital or operating leases.  A lease that transfers substantially all of the benefits and risks incidental to the ownership of property is classified as a capital lease.  At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payment and the property’s fair value at the beginning of the lease.  All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

(e)

Foreign Currency Translation

Monetary assets and liabilities denominated in United States dollars are translated into Canadian dollars at the exchange rate prevailing at the end of the year.  Non-monetary assets and liabilities and revenues and expenses are translated at the exchange rate prevailing at the respective transaction dates.  Translation gains and losses are recognized in the current year.

(f)

Research and Development Costs

Research and development costs are expensed in the year in which they are incurred.

(g)

Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(h)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, due to related parties, long-term debt and obligation under capital leases.  The fair values of these financial instruments approximate their carrying values.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(i)

Unearned Income

Unearned income represents a prepayment in respect to a contract for future sales.  Revenue is recognized on this prepayment at a rate of 3% of sales to the customer.

(j)

Stock-based Compensation

The Company has a share purchase option plan which is described in Note 9. No compensation expense is recognised for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on exercise of share purchase options or purchase of shares is credited to share capital. If shares or share purchase options are repurchased from employees or directors, the excess of the consideration paid over the carrying amounts of the shares or share purchase options cancelled is charged to deficit.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after July 1, 2002.

(k)

Revenue Recognition

(i)Building Supplies

Revenue is recognized upon shipment, when the rights of the ownership of the building supplies are transferred to the purchaser.

Shipping and handling costs billed to customers have been included in revenue and shipping and handling costs expense have been included in cost of sales.

(ii)

License Fees

License fees revenue is recognized when the licensor records the sale of products from IPOSB technology.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(l)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of change.

Note 3

Inventory

	2003	2002
Raw materials	$71,397	$73,683
Finished goods	4,419	10,975

	$75,816	$84,658

Note 4

Capital Assets

		2003		2002
		Accumulated
	Cost	Amortization	Net	Net
Manufacturing equipment	$559,242	$541,227	$18,015	$29,019
Equipment and furniture	14,064	12,048	2,016	2,521
Computer equipment	18,867	18,079	788	1,125
Railway spur	132,449	27,625	104,824	109,192

	724,622	598,979	125,643	141,857
Assets under capital lease
Equipment	43,190	21,790	21,400	28,336
Land	74,434	-	74,434	74,434
Building	1,102,673	411,758	690,915	746,049

	$1,944,919	$1,032,527	$912,392	$990,676

Amortization of assets under capital leases included in amortization expense for the year ended June 30, 2003 is $66,438 (2002:  $62,218;  2001:  $56,057).

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 5

License and Technology Rights - Note 14

	2003	2002
Cost	$868,351	$794,961
Less:Accumulated Amortization	(234,895)	(234,895)
Write-off - terminated License Agreement	(560,065)	(560,065)

	$73,391	$1

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”), the Company was granted the rights to use certain Licensor patents, trademarks and know-how to manufacture and sell certain Pyrotite products and substances in the territory of the USA.  This agreement expires January 1, 2015.

In a previous year, the Company wrote-off its license fees, in the amount of $560,065, directly associated with the purchase of the rights to manufacture fire retardant application products in the USA, acquired pursuant to a terminated License Agreement dated March 27, 1992.

During the year ended June 30, 2003, the Company paid $73,390 (US$50,000) as a non-refundable deposit with respect to the proposed acquisition of all of the Licensor’s right, title and interest worldwide in and to the Fire Retardant Technology and Trademark for a total purchase price of US$1,000,000. The Company is currently in negotiations with the Licensor to formalize the terms of the agreement but it is uncertain if an agreement will be reached.

Note 6

Bank Indebtedness

	2003	2002
Current account overdraft	$-	$38,807
Operating loan	101,899	30,551

	$101,899	$69,358

The operating loan payable in US dollars (US$75,621) bears interest at 9.50% per annum, is secured by accounts receivable and is due on demand.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 7

Long-term Debts

	2003	2002
Loan payable in US dollars (US $26,451) is unsecured, repayable in monthly amounts of US $510 including interest at 4% per annum, due March 10, 2008	$35,643	$-

Loan payable in US dollars was repayable in monthly amounts of US$1,063 including interest at 10.5% per annum and was secured by a floating charge over inventory and capital assets	-	14,779

Loan payable in US dollars (US$14,214) is secured by a director’s guarantee and is repayable in monthly amounts of US$487 including interest at 10.5% per annum, due April 1, 2006	19,153	27,759

Promissory note payable in US dollars was secured by capital assets and was repayable in monthly amounts of US$833 including interest at 6% per annum. This promissory note payable was forgiven as of June 30, 2003	-	93,853

Loan payable in US dollars (US$36,400) is non-interest bearing, repayable in quarterly amounts of US$2,275 and is secured by a lien on the railway spur, due January 10, 2007	49,049	68,987

	103,845	205,378
Less: current portion	(25,052)	(44,048)

	$78,793	$161,330

Principal payments for the next five years are as follows:

2004	$25,052
2005	25,948
2006	26,659
2007	20,099
2008	6,087

$103,845

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 8

Obligation Under Capital Leases

Future minimum lease payments on the obligation under capital leases together with the obligation due under capital leases are as follows:

2004	$119,200
2005	119,200
2006	110,146
2007	110,146
2008	107,411
Thereafter	744,048

1,310,151
Less: amount representing interest	(376,137)

934,014
Less: current portion	(64,360)

Long-term portion	$869,654

The capital leases bear interest at various rates from 6% to 13.5%.

Interest on capital leases included in interest on long-term debt for the year ended June 30, 2003 is $63,878 (2002:  $69,346;  2001:  $66,322).

Note 9

Share Capital

a)

Authorized:

100,000,000 common shares without par value

b)

Escrow:

At June 30, 2003, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

c)

Commitments:

Stock-based Compensation Plan

At June 30, 2003, the Company has granted options to purchase 1,110,000 common shares of the Company.  The options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grants.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 9

Share Capital – (cont’d)

c)

Commitments: – (cont’d)

Stock-based Compensation Plan

A summary of the status of company’s share purchase option plan as of June 30, 2003 and 2002 and changes during the years ending on those dates is presented below:

	2003		2002
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	Of Shares	Price
Options outstanding and exercisable at beginning of the year	1,310,000	$0.10	1,240,000	$0.10
Granted	600,000	$0.10	830,000	$0.10
Expired or cancelled	(800,000)	$0.10	(160,000)	$0.125
Exercised	-	-	(600,000)	$0.10

Options outstanding and exercisable at end of the year	1,110,000	$0.10	1,310,000	$0.10

The following summarizes information about share purchase options outstanding as at June 30, 2003:

	Exercise	Expiry
Number	Price	Date
510,000	$0.10	June 5, 2007
600,000	$0.10	March 5, 2008

1,110,000

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 9

Share Capital – (cont’d)

c)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

A non-cash compensation charge of $32,000 associated with the granting of options to consultants will be recognized in the financial statements of the Company over the vesting period (next 16 months).  A compensation charge associated with directors’ options in the amount of $16,000 will not be recognized in the financial statements, but will be included in the pro forma disclosure.  The pro forma amounts disclosed below include a compensation charge of $12,000.  This amount represents the vested portion to June 30, 2003.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected volatility	94.6%
Risk-free interest rate	3.5%
Expected term in years	5

Had the fair value method been used for those options issued to employees and directors’, the Company’s net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		Year ended
		June 30, 2003
Net income for the year	As reported	$46,775
	Pro forma	$34,775
Basic and diluted earnings per share	As reported	$0.00
	Pro forma	$0.00

Note 10

Research and Development Costs

Research and development expense consists of the following for the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Salaries	$-	$21,707	$58,286
Testing services	25,850	14,375	28,207

	$25,850	$36,082	$84,493

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 11

Related Party Transactions

The Company was charged the following by directors or private companies with common directors during the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Consulting fees	$5,000	$-	$-
Interest and bank charges	8,470	21,512	19,943
Wages and management fees	181,037	177,093	172,800

	$194,507	$198,605	$192,743

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $3,166 (2002:  $62,097) owing to directors of the Company.

The amount due to related parties of $18,225 (2002:  $217,256) consists of amounts due to directors or private companies with common directors with respect to unpaid managements fees, interest and advances.  These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

Note 12

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the years ended June 30, 2003 and 2002, the following transactions were excluded from the statements of cash flows:

June 30, 2003

–

the Company issued 2,000,000 common shares at $0.15 per share to settle accounts payable and amounts due to related parties totalling $300,000.

June 30, 2002

–

the Company acquired a capital asset with a cost of $31,731 by way of a capital lease.

Note 13

Income Taxes

The Company has non-capital losses in Canada totalling $659,582 which expire in 2010 and non-capital losses in the United States totalling $750,415 which expire in 2023.  In addition, the Company has Scientific Research and Experimental Development Expenditures in Canada of $1,087,818 which may be carried forward indefinitely to reduce taxable income in future years.  The potential future income tax benefit is not reflected in these financial statements.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 13

Income Taxes – (cont’d)

Significant components of the Company’s future income tax assets are as follows:

	2003	2002
Non-capital losses carried forward	$515,433	$818,989
Scientific Research and Experimental Development expenses	387,480	387,480
Net carrying amount of capital assets	1,627,717	1,627,717

	2,530,630	2,834,186
Less valuation allowance	(2,530,630)	(2,834,186)

	$-	$-

The amount taken into income as a future tax asset must reflect that portion of the tax asset which is likely to be realized from future operations. Considering the Company’s cumulative losses in recent years, the Company has chosen to provide an allowance of 100% against all available tax assets, regardless of their terms of expiry.

Note 14

Commitments

Technology Royalty

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”) the Company is required to pay a royalty of 3% of USA fire retardant product gross sales, minimum US$100,000 per annum from January 1, 1996 onward.  The Company has granted to the Licensor the rights to certain technology referred to as IPOSB Technology.

The Licensor is required to pay the Company a royalty of 3% of USA gross sales from the IPOSB technology, minimum of US$50,000 per annum from January 1, 1996 onward.

License fee expense consists of the following for the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
License fee expense	$151,080	$156,770	$151,790
License fee revenue	(75,540)	(78,385)	(75,895)

	$75,540	$78,385	$75,895

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 15

Prior Period Restatement

The Company changed its accounting policy with respect to the deferral and amortization of foreign exchange gains/losses on long-term debt in accordance with the Canadian Institute of Chartered Accountants recommendations.  The new recommendations require the inclusion in current income of all foreign exchange gains/losses on long-term debt instruments.  As a result of this retroactive adjustment, the opening deficits for the years ended June 30, 2002 and 2001 were increased by $111,717 and $86,610 respectively.  In addition, the net loss for the year ended June 30, 2001 was increased by $25,107.

Note 16

Subsequent Events

Subsequent to June 30, 2003, the Company:

i)

completed a private placement of 1,000,000 common shares at $0.30 per share for proceeds of $300,000;

ii)

issued 100,000 common shares as finders fees related to the above private placement;

iii)

issued 21,500 common shares at $0.10 per share pursuant to the exercise of share purchase options;  and

iv)

granted 320,000 share purchase options to directors and consultants entitling the holders thereof the right to purchase one common share for each option held at $0.26 per share until July 10, 2005.

Note 17

Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted for the current year.

Note 18

Differences Between Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 18

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

a)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant.  Pursuant to APB 25, the compensation charge associated with non-employees options is recorded in the reconciling items.  The compensation charge for employees is not recognized in this circumstance. Under SFAS 123, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that statement. Had compensation cost been determined based on the fair value at the grant dates for those options issued to directors and employees, the Company’s net loss and loss per share for the years ended June 30, 2002 and 2001 would have been increased to the pro-forma amounts indicated below:

	2002	2001
Net loss in accordance with US GAAP as reported (Note 18 (b))	$(317,041)	$(453,979)
Pro-forma adjustment for SFAS-123	(41,500)	(54,000)

Pro-forma net loss	$(358,541)	$(507,979)

Pro-forma net loss per share	$(0.03)	$(0.05)

The fair value of these options was estimated at the date of the grant using the following weighted average assumptions:

	Years ended June 30,
	2002	2001
Volatility fact of expected market price of the Company’s shares	76.5%	73.6%

Dividend yield	0%	0%

Weighted average expected life of stock options	5 yrs	1 year

Risk-free interest rate	3%	4%

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 18

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

b)

The impact of the above on the financial statements for the fiscal years ended June 30 are as follows:

	2003	2002	2001
Net income (loss) for the year per Canadian and US GAAP	$46,775	$(317,041)	$(453,979)

Basic income (loss) per share per Canadian and US GAAP	$0.00	$(0.03)	$(0.04)

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, MICHAEL HUDDY, Chief Executive Officer, of INTERNATIONAL BARRIER TECHNOLOGY INC., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERNATIONAL BARRIER TECHNOLOGY INC. (the issuer) for the period ending June 30, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: November 3, 2004

“MICHAEL HUDDY”

_________________________

MICHAEL HUDDY

Chief Executive Officer

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, DAVID CORCORAN, Chief Financial Officer, of INTERNATIONAL BARRIER TECHNOLOGY INC., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERNATIONAL BARRIER TECHNOLOGY INC. (the issuer) for the period ending June 30, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: November 4, 2004

"David Corcoran"

__________________________

DAVID CORCORAN

Chief Financial Officer

INTERNATIONAL BARRIER TECHNOLOGY INC.

YEAR END REPORT

for the year ended June 30. 2004

Schedule C: Management Discussion & Analysis

Description of Business

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the U.S.A.

Sales reported for the fiscal year ending June 30, 2004 were $4,082,511 a 81% increase over the previous year and record high sales of Barrier’s fire resistant Blazeguard panels. Gross profit was up to $636,535, a 30.6% annual increase. The gross margin, which declined from 21.6% to 15.6% was impacted by a substantial increase in substrate costs (Oriented Strand Board and plywood). To maintain market competitiveness, Barrier does not add a percentage mark-up to the cost of substrate when establishing pricing, merely passing the cost through with a small handling charge. Profit is taken only on Barrier’s proprietary treatment of the substrate. Therefore, when substrate prices go up dramatically, gross margins on the entire product decline even through bottom line contribution to product sales have not. The average cost of substrate for the year ending June 30, 2004 was $408 per thousand square feet (msf) compared to $235 per msf the previous year.

Barrier realized a net loss of $(402,966) compared to a $46,775 net income in the year ending June 30, 2003. The major reasons for the decline in net income were charges associated with new product introductions (including R&D) and costs associated with sales, marketing, and investor relations. These items will be discussed in greater detail below.

Sales as measured by surface footage of product shipped increased to 3.4 million square feet from 2.11 million square feet, an increase of 6 1.1%. This year to year increase follows a year where sales volume had improved from 1.77 million square feet, resulting in a two year increase of 92.1%. Another substantial year to year sales volume increase of 68.9% was experienced in Florida, where two manufacturers’ representatives continue to represent Blazeguard to town home builders. While volume increased moderately through Lowe’s Companies, Inc., The Contractor Yards, this division was sold to Strober Building Products, Inc. where no restrictions on the sale of FRT plywood exist. Management anticipates that The Contractor Yard’s, as a Division of Strober, will continue to be a viable and growing part of Blazeguard’s distribution network. Blazeguard continues to be the only fire-rated sheathing carried by the Lowe’s Company and Barrier intends to help introduce the product to their home centre stores as the current year progresses. Northeastern US sales through our oldest distribution partner in New Jersey, Manufacturers Reserve Supply (MRS), have remained fairly stable following three years of decline.

The new Blazeguard product, Mule Hide FR panel, was introduced in January 2004 and accounted for 604,200 sq. ft. (17.9%) of Barriers annual sales volume. This panel is an essential component of an Underwriters Laboratories, Inc. assembly listing for fire rated roofs in commercial modular buildings. Barrier expects this market to grow exponentially in the coming years.

International Barrier Technology Inc.

Year End Report — Page 2

for the year ended June 30. 2003

Cost of goods sold increased to $3,445,976 from $1,766,992. This increase resulted predominantly from increased sales volume, but was also a result of high sheathing costs throughout the year. Additionally, Barrier experienced a significant loss of efficiency (higher per unit labour costs) as the new Mule Hide FR panel was introduced into the manufacturing process. The manufacturing process has since been modified to accommodate the production of this product easily and efficiently. Future financials will be impacted in a very positive way now that this product is selling well and produced as a standard procedure in the manufacturing plant.

Operating expenses, including license fees/revenues and R&D, increased to $117,077 from $65,131 the previous year. These costs include the annual minimum royalty net expense of $61,645 (US $45,833) discussed in Note 11. Barrier purchased the technology and patents from Pyrotite Corporation closing on May 30, 2004 (see Note 5) eliminating the requirement for future royalty payments. Research and development expenses of $55,432 were a continuation of the expenses and tests which were instigated last year and were required to complete the UL certification process for the Mule Hide roof assembly.

General and administrative expenses increased to $751,291 from $518,971 last year, an increase of 44.8%. As a percent of revenue these expenses dropped to 18.4% from 23.0% the prior year, and they are expected to continue to decline (as a percentage of revenue) as sales volume increases.

The most dramatic change in year to year administrative costs occurred in the area of sales marketing and investor relations. Barrier spent $251,928 on sales marketing and investor relations activities in FY 2004, up from $53,790. Activities focused on improving the company’s website (www.intlbarrier.com) and developing point of sale materials for investors and customers. Barrier attended trades shows, including the International Association of Homebuilders annual convention, as well as, The Money Show, in Las Vegas, Nevada. Barrier purchased radio advertising on nationally (US) broadcast financial programs in an effort to increase market awareness of Blazeguard®, the PyrotiteTM technology, and corporate achievements. Barrier intends to continue to expand upon its shareholder and customer communication programs to ensure the public is made informed about the business development and emerging opportunities.

Other administrative costs were up proportionately with business growth, with the exception of legal costs which rose from $18,955 to $29,536 and filing fees which rose from $10,274 to $31,275. Both of these expenses related to the technology purchase endeavour, and in the development of legal supply agreement documents for Mule Hide.

Other expenses include non-cash items such as foreign exchange gain, amortization, and stock based compensation. Barrier realized a foreign exchange gain of $6,277 versus $153,202 in the previous year when the stronger Canadian dollar effectively reduced the value of U.S. denominated liabilities when translated into Canadian dollars for reporting purposes. This reporting period marks the first year end period where Barrier is required to report stock based compensation (non-cash) as a charge to the operating statement (see Note 9). This change accounted for an expense of $95,763 where in previous years the category was not reported.

International Barrier Technology Inc.

Year End Report — Page 3

for the year ended June 30. 2003

Operating and net income. Barrier experienced an operating loss of $231,833 in comparison to $96,532 in fiscal 2003 and $152,592 in the year ending June 30, 2002. The business development expenditures represented in these operating losses enabled Barrier to begin the new fiscal year with excellent positioning for continued growth and to realize profitability. Net loss was $402,966 compared to a net income of $46,776 in fiscal year 2003.

Summary of Quarterly Results. The following is a summary of the Company’s financial results for the eight most recently completed quarters:

Sales volumes have taken a dramatic increase since the quarter ending December 31, 2003. Increases in sales volumes occurred in Barrier’s primary, established markets but the most significant gains have resulted from the new Mule Hide FR panel. While net income has not improved as dramatically as sales volume, increasing net income numbers are expected now that the new production techniques have been implemented for this product and R&D expenses are substantially complete. Operating income, however, took a dramatic positive turn beginning with the quarter ending March 31, 2004. As the Mulehide panel became a standard production procedure, efficiencies improved along with increasing volume. Continued improvement in operating income is expected as the Mulehide panel continues to increase sales volume.

New product and market development initiatives continue to provide opportunities for sales expansion and growth. Significant progress was made in the effort to introduce fire rated roof assemblies for commercial modular buildings such as job-site trailers and semi-permanent buildings for school and hospital sites. Barrier, and its partner in this development endeavour (Mule Hide Products, Inc., one of the largest US providers of roofing products to the modular industry), have successfully established some of the largest modular building manufacturers in the US as customers.

Barrier and Mule Hide now intend to work toward the development of similar roofing systems (Class A and C) for use in residential construction. The target market for these residential roof deck assemblies will be the wild fire prone regions of the US south-western region and mountain states.

International Barrier Technology Inc.

Year End Report — Page 4

for the year ended June 30. 2003

Roof decking for multi-family residential buildings is Barrier’s largest and most stable existing market application, and to date, represents the majority of sales. Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the most important US state market for Blazeguard. Sales into Florida increased by 623,300 square feet or 68.9%, after growing 77% the previous year. Management expects sales to multi-family residential construction to continue to grow as more builders become aware of the positive attributes of making Blazeguard their preferred fire-rated sheathing.

Barrier added an independent sales representative in Virginia early in 2004. This sales representative covers the territory from Maryland south to South Carolina. Sales have increased moderately in this territory and expectations are for accelerated growth now that the representative is fully trained and familiar with the Blazeguard product and its applications. Additional sales representatives are being recruited in Texas and the upper Midwestern US. These positions are expected to be filled prior to the end of this fiscal year.

The Contractor Yards (formerly a Division of the Lowe’s Company) continues to inventory Blazeguard at nine of their mid-Atlantic stores. While they are now a part of the Strober network of building products distribution, sales have continued to increase. Barrier has also begun the process of introducing Blazeguard to other stores that are a part of the Strober network, but were not part of the Contractor Yard network. Sales to these additional Strober yards have already occurred in New Jersey.

Lowe’s Companies, Inc. will still not allow chemically treated fire rated sheathing to be sold at any of their home centre locations. This provides a compelling reason for local home centre managers to market and sell Blazeguard to their many builder customers across the US. Most Lowe’s Home Improvement Warehouses have commercial sales departments that cater to the builder community. These commercial sales departments contact Barrier on a regular basis seeking information and price quotes on Blazeguard. Some of these inquiries are translating into orders and Barrier is convinced this business is poised to grow in the coming year. As interest builds in the Lowe’s Home Improvement Warehouses network, it is possible that Lowe’s may elect to inventory Blazeguard at central intra-company distribution centers. These centralized distribution centers serve to minimize transportation and handling costs to the Home Improvement Warehouses, making the product more economic and competitive.

Global licensing opportunities. With the purchase of the world technology rights, including US patents, foreign patent filings, trademarks, know-how and trade secrets, Barrier is in a position to develop partners all over the globe in licensing arrangements (see Note 5). Interested parties in China, Saudi Arabia, Mexico, Ireland, Great Britain, and New Zealand have already communicated their interest to Barrier. Barrier, in turn, is responding with information about the attributes of Blazeguard®, and the PyrotiteTM technology in an effort to assess their appropriateness in the construction of building communities (residential and commercial) in these countries.

International Barrier Technology Inc.

Year End Report — Page 5

for the year ended June 30. 2003

Product and technology licensing scenarios are being developed within Barrier and management is confident that licensing relationships or relationships leading to licensing contracts will be in existence prior to the end of the current fiscal year.

Financial position & financings. During fiscal 2004, Barrier issued a total of 4,336,500 common shares for proceeds totalling $2,713,350 as follows:

-

1,000,000 common shares at $0.30 per share (with a 100,000 common share “finders fee” pursuant to the private placement of these shares);

-

1,200,000 common shares at $0.64 per share pursuant to a private placement;

-

750,000 common shares at $1.05 per share pursuant to a private placement;

-

171,500 common shares at $0.10 per share pursuant to the exercise of share purchase options;

-

95,000 common shares at $0.26 per share pursuant to the exercise of share purchase options;

-

1,020,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants.

All of these financings and the subsequent financials discussed following were necessary to enable Barrier to purchase the world-wide Pyrotite® technology (see Note 5) and perform plant and equipment capital improvements. Plant improvements, which will be completed in fiscal year 2005 (estimated completion, May 2005), were engineered to significantly increase efficiency as well as double current manufacturing capacity. The new line will also serve as a “prototype” line for prospective licensees.

Barrier ended fiscal 2004 with a working capital surplus of $657,148, a significant and noticeable improvement from the prior year’s deficit of $245,303.

Subsequent to June 30, 2004 (see Note 16), Barrier:

-

raised an additional Si ,686,825 by completing a private placement of 1,470,000 common shares at $1.15 per share;

-

620,000 common shares at prices ranging from $0.10 - $0.26 per share pursuant to the exercise of share purchase options for proceeds of $85,000; and,

-

issued 10,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants for proceeds of $8,000.

-

granted 1,150,000 share purchase options to directors, officers, employees and consultants entitling the holders thereof the right to purchase one common share for each option held at $0.76 per share until August 24, 2009.

Material transactions. As discussed in Note 5, on March 1, 2004, Barrier finalized an agreement to purchase a supply of the Pyrotite technology, including: US patents; foreign patent filings; manufacturing know-how; trade secrets, and trademarks, for $1,423,082 (US$1,000,000).

A supply agreement for the Mulehide FR panel was finalized between Mulehide Products, Inc. and Barrier which provided for minimum committed volumes, exclusivity and prices while also providing clauses for non-competition and confidentiality.

INTERNATIONAL BARRIER TECHNOLOGY INC.

YEAR END REPORT

for the year ended June 30. 2004

Schedule C: (AMENDED) Management Discussion & Analysis

Description of Business

International Barrier Technology Inc. (the Company) manufactures and sells fife-rated building materials primarily in the U.S.A.

Sales reported for the fiscal year ending June 30, 2004 were $4,082,511 a 81% increase over the previous year and record high sales of Barrier’s fife resistant Blazeguard panels. Gross profit was up to $636,535, a 30.6% annual increase. The gross margin, which declined from 21.6% to 15.6% was impacted by a substantial increase in substrate costs (Oriented Strand Board and plywood). To maintain market competitiveness, Barrier does not add a percentage mark-up to the cost of substrate when establishing pricing, merely passing the cost through with a small handling charge. Profit is taken only on Barrier’s proprietary treatment of the substrate. Therefore, when substrate prices go up dramatically, gross margins on the entire product decline even through bottom line contribution to product sales have not. The average cost of substrate for the year ending June 30, 2004 was $408 per thousand square feet (mst) compared to $235 per msf the previous year.

Barrier realized a net loss of $(402,966) compared to a $46,775 net income in the year ending June 30, 2003. The major reasons for the decline in net income were charges associated with new product introductions (including R&D) and costs associated with sales, marketing, and investor relations. These items will be discussed in greater detail below.

Sales as measured by surface footage of product shipped increased to 3.4 million square feet from 2.11 million square feet, an increase of 6 1.1%. This year to year increase follows a year where sales volume had improved from 1.77 million square feet, resulting in a two year increase of 92.1%. Another substantial year to year sales volume increase of 68.9% was experienced in Florida, where two manufacturers’ representatives continue to represent Blazeguard to town home builders. While volume increased moderately through Lowe’s Companies, Inc., The Contractor Yards, this division was sold to Strober Building Products, Inc. where no restrictions on the sale of FRT plywood exist. Management anticipates that The Contractor Yard’s, as a Division of Strober, will continue to be a viable and growing part of Blazeguard’s distribution network. Blazeguard continues to be the only fife-rated sheathing carried by the Lowe’s Company and Barrier intends to help introduce the product to their home centre stores as the current year progresses. Northeastern US sales through our oldest distribution partner in New Jersey, Manufacturers Reserve Supply (MRS), have remained fairly stable following three years of decline.

The new Blazeguard product, Mule Hide FR panel, was introduced in January 2004 and accounted for 604,200 sq. ft. (17.9%) of Barriers annual sales volume. This panel is an essential component of an Underwriters Laboratories, Inc. assembly listing for fife rated roofs in commercial modular buildings. Barrier expects this market to grow exponentially in the coming years.

International Barrier Technology Inc.

Year End Report — Page 2

for the year ended June 30. 2003

Cost of goods sold increased to $3,445,976 from $1,766,992. This increase resulted predominantly from increased sales volume, but was also a result of high sheathing costs throughout the year. Additionally, Barrier experienced a significant loss of efficiency (higher per unit labour costs) as the new Mule Hide FR panel was introduced into the manufacturing process. The manufacturing process has since been modified to accommodate the production of this product easily and efficiently. Future fmancials will be impacted in a very positive way now that this product is selling well and produced as a standard procedure in the manufacturing plant.

Operating expenses, including license fees/revenues and R&D, increased to $117,077 from $65,131 the previous year. These costs include the annual minimum royalty net expense of

$61,645 (US $45,833) discussed in Note 11. Barrier purchased the technology and patents from Pyrotite Corporation closing on May 30, 2004 (see Note 5) eliminating the requirement for future royalty payments. Research and development expenses of $55,432 were a continuation of the expenses and tests which were instigated last year and were required to complete the UL certification process for the Mule Hide roof assembly.

General and administrative expenses increased to $751,291 from $518,971 last year, an increase of 44.8%. As a percent of revenue these expenses dropped to 18.4% from 23.0% the prior year, and they are expected to continue to decline (as a percentage of revenue) as sales volume increases.

The most dramatic change in year to year administrative costs occurred in the area of sales marketing and investor relations. Barrier spent $251,928 on sales marketing and investor relations activities in FY 2004, up from $53,790. Activities focused on improving the company’s website (www.intlbanier.com) and developing point of sale materials for investors and customers. Barrier attended trades shows, including the International Association of Homebuilders annual convention, as well as, The Money Show, in Las Vegas, Nevada. Barrier purchased radio advertising on nationally (US) broadcast financial programs in an effort to increase market awareness of Blazeguard®, the PyrotiteTM technology, and corporate achievements. Barrier intends to continue to expand upon its shareholder and customer communication programs to ensure the public is made informed about the business development and emerging opportunities.

Other administrative costs were up proportionately with business growth, with the exception of legal costs which rose from $18,955 to $29,536 and filing fees which rose from $10,274 to $31,275. Both of these expenses related to the technology purchase endeavour, and in the development of legal supply agreement documents for Mule Hide.

Other expenses include non-cash items such as foreign exchange gain, amortization, and stock based compensation. Barrier realized a foreign exchange gain of $6,277 versus $153,202 in the previous year when the stronger Canadian dollar effectively reduced the value of U.S. denominated liabilities when translated into Canadian dollars for reporting purposes. This reporting period marks the first year end period where Barrier is required to report stock based compensation (non-cash) as a charge to the operating statement (see Note 9). This change accounted for an expense of $95,763 where in previous years the category was not reported.

International Barrier Technology Inc.

Year End Report — Page 3

for the year ended June 30. 2003

Operating and net income. Barrier experienced an operating loss of $231,833 in comparison to $96,532 in fiscal 2003 and $152,592 in the year ending June 30, 2002. The business development expenditures represented in these operating losses enabled Barrier to begin the new fiscal year with excellent positioning for continued growth and to realize profitability. Net loss was $402,966 compared to a net income of $46,776 in fiscal year 2003 and a net loss of $317,041 in fiscal year 2002. The reason for the improvement of 2003 over 2002 is due to a foreign exchange gain of $153,202 and gain on forgiveness of debt of $88,405 on 2003.

Summary of Ouarterly Results. The following is a summary of the Company’s financial results for the eight most recently completed quarters:

Sales volumes have taken a dramatic increase since the quarter ending December 31, 2003. Increases in sales volumes occurred in Barrier’s primary, established markets but the most significant gains have resulted from the new Mule Hide FR panel. While net income has not improved as dramatically as sales volume, increasing net income numbers are expected now that the new production techniques have been implemented for this product and R&D expenses are substantially complete. Operating income, however, took a dramatic positive turn beginning with the quarter ending March 31, 2004. As the Mulehide panel became a standard production procedure, efficiencies improved along with increasing volume. Continued improvement in operating income is expected as the Mulehide panel continues to increase sales volume.

International Barrier Technology Inc.

Year End Report — Page 4

for the year ended June 30. 2003

New product and market development initiatives continue to provide opportunities for sales expansion and growth. Significant progress was made in the effort to introduce fife rated roof assemblies for commercial modular buildings such as job-site trailers and semi-permanent buildings for school and hospital sites. Barrier, and its partner in this development endeavour (Mule Hide Products, Inc., one of the largest US providers of roofing products to the modular industry), have successfully established some of the largest modular building manufacturers in the US as customers.

Barrier and Mule Hide now intend to work toward the development of similar roofing systems (Class A and C) for use in residential construction. The target market for these residential roof deck assemblies will be the wild fire prone regions of the US south-western region and mountain states.

Roof decking for multi-family residential buildings is Barrier’s largest and most stable existing market application, and to date, represents the majority of sales. Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the most important US state market for Blazeguard. Sales into Florida increased by 623,300 square feet or 68.9%, after growing 77% the previous year. Management expects sales to multi-family residential construction to continue to grow as more builders become aware of the positive attributes of making Blazeguard their preferred fire-rated sheathing.

Barrier added an independent sales representative in Virginia early in 2004. This sales representative covers the territory from Maryland south to South Carolina. Sales have increased moderately in this territory and expectations are for accelerated growth now that the representative is fully trained and familiar with the Blazeguard product and its applications. Additional sales representatives are being recruited in Texas and the upper Midwestern US. These positions are expected to be filled prior to the end of this fiscal year.

The Contractor Yards (formerly a Division of the Lowe’s Company) continues to inventory Blazeguard at nine of their mid-Atlantic stores. While they are now a part of the Strober network of building products distribution, sales have continued to increase. Barrier has also begun the process of introducing Blazeguard to other stores that are a part of the Strober network, but were not part of the Contractor Yard network. Sales to these additional Strober yards have already occurred in New Jersey.

Lowe’s Companies, Inc. will still not allow chemically treated fire rated sheathing to be sold at any of their home centre locations. This provides a compelling reason for local home centre managers to market and sell Blazeguard to their many builder customers across the US. Most Lowe’s Home Improvement Warehouses have commercial sales departments that cater to the builder community. These commercial sales departments contact Barrier on a regular basis seeking information and price quotes on Blazeguard. Some of these inquiries are translating into orders and Barrier is convinced this business is poised to grow in the coming year. As interest builds in the Lowe’s Home Improvement Warehouses network, it is possible that Lowe’s may elect to inventory Blazeguard at central intra-company distribution centers. These centralized distribution centers serve to minimize transportation and handling costs to the Home Improvement Warehouses, making the product more economic and competitive.

International Barrier Technology Inc.

Year End Report — Page 5

for the year ended June 30. 2003

Global licensing~ opportunities. With the purchase of the world technology rights, including US patents, foreign patent filings, trademarks, know-how and trade secrets, Barrier is in a position to develop partners all over the globe in licensing arrangements (see Note 5). Interested parties in China, Saudi Arabia, Mexico, Ireland, Great Britain, and New Zealand have already communicated their interest to Barrier. Barrier, in turn, is responding with information about the attributes of Blazeguard®, and the PyrotiteTM technology in an effort to assess their appropriateness in the construction of building communities (residential and commercial) in these countries.

Product and technology licensing scenarios are being developed within Barrier and management is confident that licensing relationships or relationships leading to licensing contracts will be in existence prior to the end of the current fiscal year.

Financial position & financings. During fiscal 2004, Barrier issued a total of 4,336,500 common shares for proceeds totalling $2,713,350 as follows:

-

1,000,000 common shares at $0.30 per share (with a 100,000 common share “fmders fee” pursuant to the private placement of these shares);

-

1,200,000 common shares at $0.64 per share pursuant to a private placement;

-

750,000 common shares at $1.05 per share pursuant to a private placement;

-

171,500 common shares at $0.10 per share pursuant to the exercise of share purchase options;

-

95,000 common shares at $0.26 per share pursuant to the exercise of share purchase options;

-

1,020,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants.

All of these financings and the subsequent fmancials discussed following were necessary to enable Barrier to purchase the world-wide Pyrotite® technology (see Note 5) and perform plant and equipment capital improvements. Plant improvements, which will be completed in fiscal year 2005 (estimated completion, May 2005), were engineered to significantly increase efficiency as well as double current manufacturing capacity. The new line will also serve as a “prototype” line for prospective licensees.

Barrier ended fiscal 2004 with a working capital surplus of $657,148, a significant and noticeable improvement from the prior year’s deficit of $245,303.

Subsequent to June 30, 2004 (see Note 16), Barrier:

-

raised an additional $1,686,825 by completing a private placement of 1,470,000 common shares at $1.15 per share;

-

620,000 common shares at prices ranging from $0.10 - $0.26 per share pursuant to the exercise of share purchase options for proceeds of $85,000; and,

-

issued 10,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants for proceeds of $8,000.

International Barrier Technology Inc.

Year End Report — Page 6

for the year ended June 30. 2003

-

granted 1,150,000 share purchase options to directors, officers, employees and consultants entitling the holders thereof the right to purchase one common share for each option held at $0.76 per share until August 24, 2009.

Material transactions. As discussed in Note 5, on March 1, 2004, Barrier finalized an agreement to purchase a supply of the Pyrotite technology, including: US patents; foreign patent filings; manufacturing know-how; trade secrets, and trademarks, for $1,423,082 (US$1,000,000).

A supply agreement for the Mulehide FR panel was fmalized between Mulehide Products, Inc. and Barrier which provided for minimum committed volumes, exclusivity and prices while also providing clauses for non-competition and confidentiality.

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

(Stated in Canadian Dollars)

(Unaudited)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 HAVE NOT BEEN REVIEWED OR AUDITED BY THE COMPANY’S AUDITORS.

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED BALANCE SHEETS

September 30, 2004 and June 30, 2004

(Stated in Canadian Dollars)

(Unaudited)

	September 30,	June 30
ASSETS	2004	2004
Current
Cash and term deposits	$ 2,134,176	$ 648,407
Accounts receivable	312,808	588,662
Inventory	204,683	123,823
Prepaid expenses and deposits	21,750	11,746

	2,673,417	1,372,638
Capital assets	937,596	894,143
Deferred stock compensation charge	-	111,052
Trademark and technology rights – Note 5	1,431,359	1,477,913

	$ 5,042,372	$ 3,855,746
LIABILITIES
Current
Revolving operating loan	$ -	$ 134,047
Accounts payable and accrued liabilities	243,165	487,244
Current portion of long-term debts	26,147	26,147
Current portion of obligation under capital leases	68,052	68,052

	337,364	715,490
Long-term debts	33,880	51,585
Obligation under capital leases	706,298	792,760

	1,077,542	1,559,835
SHAREHOLDERS’ EQUITY
Share capital – Notes 3 and 6
Authorized: 100,000,000 common shares without par value
Issued: 25,074,855 common shares	16,148,122	14,388,228
Contributed surplus	727,722	167,892
Deficit	(12,911,014)	(12,260,209)

	3,964,830	2,295,911

	$ 5,042,372	$ 3,855,746

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three months ended September 30, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited)

	2004	2003

Sales	$ 1,400,619	$ 565,088
Cost of sales	1,042,847	484,629

Gross profit	357,772	80,459

Operating Expenses
Research and development	28,411	2,508
License fee expense	-	7,884

	28,411	10,392
General and Administrative Expenses
Accounting and audit fees	2,867	18,696
Advertising	3,668	3,450
Filing fees	12,549	3,072
Insurance	6,455	6,449
Interest and bank charges – Note 4	-	6,843
Interest on long-term debt	11,898	7,677
Legal fees	34,907	5,786
Office and miscellaneous	779	12,373
Sales, marketing and investor relations	67,379	20,800
Telephone	2,288	2,662
Transfer agent fees	3,000	1,509
Travel, promotion and trade shows	12,687	8,324
Wages and management fees – Note 4	78,154	44,663

	236,631	142,295

Income (loss) from operations	92,730	(72,228)

/…cont’d

SEE ACCOMPANYING NOTES

Continued

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three months ended September 30, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited)

	2004	2003

Other items:
Foreign exchange gain (loss)	20,751	(5,078)
Amortization	(67,176)	(17,697)
Stock compensation expense	(657,716)	(42,008)
Interest income	4,946	690

	(699,195)	(64,093)

Net loss for the period	(606,465)	(136,321)

Deficit, beginning of the period	(12,260,209)	(11,857,243)

Change in accounting policy – Note 2	(44,340)	-

Deficit, end of the period	$ (12,911,014)	$ (11,993,564)

Basic and diluted loss per share	$ (0.03)	$ (0.01)

Weighted average number of shares outstanding	24,225,942	19,050,773

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited)

	2004	2003
Operating Activities
Net loss for the period	$ (606,465)	$ (136,321)
Charges not involving cash:
Amortization	67,176	17,697
Foreign exchange loss	-	2,244
Stock compensation expense	657,716	42,08

	118,427	(74,372)
Changes in non-cash working capital balances related to operations:
Accounts receivable	275,854	61,682
Prepaid expenses and deposits	(10,004)	(1,913)
Inventory	(80,860)	(53,328)
Accounts payable and accrued liabilities	(244,079)	14,371
Due to related parties	-	9,450

	59,338	(44,110)

Investing Activity
Purchase of capital assets	(64,075)	-

Financing Activities
Decrease in bank indebtedness	(134,047)	(66,626)
Decrease in long-term debts	(17,705)	(3,235)
Decrease in obligation under capital leases	(86,462)	(14,912)
Common shares issued for cash	1,728,720	300,000
Share issue costs	-	(4,621)

	1,490,506	210,606

Change in cash during the period	1,485,769	166,496

Cash and term deposits, beginning of the period	648,407	98,952

Cash and term deposits, end of the period	$ 2,134,176	$ 265,448

Supplementary Cash Flow Information
Cash paid for:
Interest	$ 11,898	$ 14,520

Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

(Stated in Canadian Dollars)

(Unaudited)

Note 1

Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements except as disclosed below. These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended June 30, 2004.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Note 2

Change in Accounting Policy

Stock-based Compensation Plan

On July 1, 2004 the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”. This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the statements of operations and deficit and cash flows.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for stock-based compensation using the settlement method.  No compensation costs were recorded in the financial statements for share purchase options granted to employees or directors provided that pro forma disclosure was made.  Consideration paid by employees or directors on the exercise of stock options and purchase of stock was credited to share capital.

As a result of this change at July 1, 2004 contributed surplus and deficit increased by $44,340, being the fair value of share purchase options granted to employees or directors during the period July 1, 2002 to June 30, 2004 which were previously shown in pro forma note disclosure.

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

September 30, 2004

(Stated in Canadian Dollars)

(Unaudited) – Page 2

Note 3

Share Capital

Issued: Common shares	Number	Amount
Balance, June 30, 2004	22,974,855	$ 14,388,228
(i) For cash pursuant to a private placement – at $1.11
– (US$0.85)	1,470,000	1,635,720
(ii) For cash pursuant to exercising options – at $0.10	510,000	51,000
– at $0.26	100,000	26,000
– at $0.80	10,000	8,000
(iii) For cash pursuant to exercising warrants – at $0.80	10,000	8,000
Amounts reclassified from contributed surplus upon exercise of stock options	-	31,174

Balance, September 30, 2004	25,074,855	$ 16,148,122

Escrow:

At September 30, 2004, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation Plan

At September 30, 2004, the Company has granted directors, officers and consultants the option to purchase 1,863,500 common shares of the Company.

A summary of the status of company’s stock option plan for the three months ended September 30, 2004 is presented below:

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Outstanding, beginning of the period	1,333,500	$0.23
Exercised	(620,000)	$0.14
Granted	1,150,000	$0.76

Outstanding, end of the period	1,863,500	$0.59

Exercisable, end of the period	1,546,000	$0.54

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

September 30, 2004

(Stated in Canadian Dollars)

(Unaudited) – Page 3

Note 3

Share Capital – (cont’d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The following summarizes information about the stock options outstanding at September 30, 2004:

	Exercise	Expiry
Number	Price	Date
125,000	$0.26	July 10, 2005
110,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006
428,500	$0.10	March 5, 2008
1,150,000	$0.76	August 24, 2009

1,863,500

During the three months ended September 30, 2004, a compensation charge associated with the granting of 1,150,000 stock options to directors, employees and consultants in the amount of $785,214 was recognized in the financial statements. Due to the vesting provisions of the stock option plan $170,699 is presented as a deferred stock compensation charge and the balance of $614,515 has been expensed.

All stock-based compensation charges have been determined under the fair value method using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended
	September 30,
	2004	2003
Expected dividend yield	0.0%	0.0%
Expected volatility	85%	137%
Risk-free interest rate	2.00%	2.68%
Expected term in years	5	2

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

September 30, 2004

(Stated in Canadian Dollars)

(Unaudited) – Page 4

Note 3

Share Capital – (cont’d)

Commitments: – (cont’d)

Warrants

At September 30, 2004, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
170,000	$0.80 Cdn	February 2, 2005
750,000	$1.31 Cdn	June 1, 2006
1,470,000	$0.92 US	August 20, 2006

2,390,000

Note 4

Related Party Transactions

The Company was charged the following by directors of the Company or private companies with common directors during the three months ended September 30, 2004 and 2003:

	2004	2003

Interest and bank charges	$ -	$ 450
Wages and management fees	40,882	42,120

	$ 40,882	$ 42,570

Note 5

Trademark and Technology rights

	September 30,	June 30,
	2004	2004

Trademark and technology rights – at cost	$ 1,489,771	$ 1,489,771
Less: accumulated amortization	(58,412)	(11,858)

	$ 1,431,359	$ 1,477,913

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

September 30, 2004

(Stated in Canadian Dollars)

(Unaudited) – Page 5

Note 6

Subsequent Event

Subsequent to September 30, 2004, the Company issued 100,000 common shares at $0.26 per share pursuant to the exercise of share purchase options.

Note 7

Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

FORM 52-109FT1

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, MICHAEL HUDDY, Chief Executive Officer, of INTERNATIONAL BARRIER TECHNOLOGY INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERNATIONAL BARRIER TECHNOLOGY INC. (the issuer) for the period ending September 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 26, 2004

“MICHAEL HUDDY”

_______________________________

MICHAEL HUDDY

Chief Executive Officer

FORM 52-109FT1

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DAVID CORCORAN, Chief Financial Officer, of INTERNATIONAL BARRIER TECHNOLOGY INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERNATIONAL BARRIER TECHNOLOGY INC. (the issuer) for the period ending September 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 26, 2004

“DAVID CORCORAN”

_______________________________

DAVID CORCORAN

Chief Financial Officer

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the period ended September 30, 2004

Management Discussion & Analysis

Date of Report – November 26, 2004

Description of Business

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the U.S.A.

Discussion of Operations

Sales reported for the fiscal period ending September 30, 2004 were $1,400,619, a 148% increase over the same period in the previous year and representing the second largest quarterly sales level for Barrier’s fire resistant Blazeguard panels, slightly under the record sales level of $1,628,500 for the previous quarter ending June 30, 2004.  This is the third consecutive period where sales have exceeded $1MM.  Gross profit was up to $357,772, representing an increase of 444%.  The gross margin, improved from 14.2% to 25.5%,

Barrier realized a net loss of $606,465 compared to a loss of $136,321 in the same period the previous year.  Operating income rose from a loss of $72,228 to an income of $92,730.  The major reason for the increase in gross and net income was associated primarily with new efficiencies being realized in operations due to higher volumes of production and sales.

Sales as measured by surface volume of product shipped were 1,206,300 sq.ft. a 163% increase from the 458,500 sq.ft. shipped in the same period the previous year.  Sales to Mulehide Products, Inc., Barrier’s new business partner in the commercial modular business, accounted for 32.5% of sales (391,700 sq.ft.) during this period.  Sales to Mulehide began early in calendar year 2004, so comparative sales to Mulehide for the same period in the previous year were nil.  The new Blazeguard product, Mulehide FR panel, is an essential component of an Underwriters Laboratories, Inc. assembly listing for fire rated roofs in commercial modular buildings.  Barrier anticipates that this market will continue to grow dramatically.

A substantial quarterly year to year sales volume increase was also experienced in Florida where sales volume improved from 138,400 sq.ft. to 456,288, an increase of 230%.  This quarter to quarter gain is a continuation of improvements demonstrated in the last half of fiscal year 2003 as Barrier’s independent manufacturers’ representatives improve upon their ability to represent Blazeguard to town home builders.  During this quarter, Barrier began to sell directly to two large distribution yards that previously had been required to purchase through the local wholesaler.  These two distribution centres are Builders First Source, Inc. (BFS) and Stock Lumber Supply, Inc.  Not only will direct sales to these organizations in Florida help Blazeguard be priced more competitively, these two organizations have a national presence with hundreds of locations respectfully all over the US.  Having an existing relationship with these distribution companies, and in the case of Stock an improving relationship, will help Barrier attain its goal to increase market share in the Midwestern and western states by leveraging our success in Florida to new regions.

While volume decreased slightly to the Contractor Yard’s (formerly a Lowe’s Division), in this quarter, sales to the area served by the Contractor Yard’s (mid-Atlantic region) actually increased from 141,800 sq.ft. to184,320 sq.ft., an increase of 30%. Stock Lumber Supply, Kempsville Building Products, and Curtis Lumber are all lumber yards that have qualified recently to become certified Blazeguard distributors in this region.  Spreading out the responsibility for regional distribution helps to increase industry awareness of the product and helps to attain the most competitive pricing of the product to the builder.  Local sales representation, through Barrier’s growing network of independent sales reps are helping to make the broadening of the Blazeguard distribution base possible.

.

Cost of goods sold in the period increased to $1,042,847 from $484,629 based on the higher volume of production and shipments. Efficiencies of scale, however, helped reduce direct costs.  The Mulehide “C” panel, which comprises approximately 90% of MuleHide's current orders has a slightly less treatment weight than Barrier’s tradition Blazeguard panel.  While this contributed to the per sq.ft. reduction in costs of productions, the primary gain was simply in utilizing labour and materials more efficiently at these higher production rates.  Efficiencies have improved.  Future financials will continue to be impacted in a positive way now that the Mulehide product is both selling well and produced as a standard procedure in Barrier’s manufacturing facility.

Operating expenses includes no license fees (for the first time) in the quarter now that Barrier has completed the purchase of the technology worldwide.  Barrier purchased the technology and patents from Pyrotite Corporation on May 30, 2004 eliminating the requirement for future royalty payments.  Research and development expenses have increased due to an enhanced level of activity to develop additional Underwriters Laboratory, Inc. (UL) fire resistance rated wall assemblies.  The reported expense of $28,411 was primarily for the fire tests and related expenses performed at UL’s testing facility in Northbrook, Illinois.

General and administrative expenses in the reported period increased to $236,631 from $142,295 for the same period last year, a true reflection of increased volume.  As a percent of revenue, however, general and administrative expenses dropped to an historic low of 16.8%.  Last  year, during the same period general and administrative costs were 25% of sales.

Barrier continues to invest more in sales marketing and investor relations in an effort to improve shareholder awareness of  operational success and the attainment of important milestones.  In the current reported period Barrier expended $67,379 on sales marketing and investor relations activities whereas in the same period a year ago the expense was $20,800.  Filing fees of $12,549, legal fees of $34,907, and transfer agent fees of $3,000 were required, in part, for the completion of a private placement which occurred during the period.  Additionally, Barrier incurred legal expense in the preparation of new and improved nondisclosure agreements which are required from any party seeking information related to Barrier’s business plan or potential technology licensing arrangements.  Other administrative expenses were up proportionately with business growth.

Barrier plans to continue to invest a reasonable amount of resources in sales marketing and investor relations.  In addition, Barrier plans to attend trade shows, such as the International Association of Homebuilders annual convention, in an effort to increase market awareness of Blazeguard®, the Pyrotite™ technology, and corporate achievements.  Barrier intends to continue to expand upon its shareholder and customer communication programs to ensure the public is informed about business development and emerging opportunities.

Other expenses include non-cash items such as foreign exchange gain (loss), amortization, and stock based compensation.  Barrier realized a foreign exchange gain of $20,751 versus a loss of $5,078 in the previous year.  This foreign exchange gain reflects the strengthening of the Canadian dollar relative to the US dollar, which effectively reduces the value of U.S. denominated liabilities when translated into Canadian dollars for reporting purposes.  This reporting period marks the beginning of the first full fiscal year where Barrier will be required to report  all stock based compensation (non-cash) as a charge to the operating statement. The charge for this item in the current quarter is $657,716 stock compensation expense.  Refer to Critical Accounting Estimates discussion below.

Operating income.  Barrier experienced an operating profit of $92,730 in comparison to a loss of $72,228 in the period ending September 30, 2003.  These positive results are a continuation of trends that began in the third and fourth quarter fiscal year ending June 30, 2004 and are expected to continue in the ensuing quarters.

Summary of Quarterly Results. The following is a summary of the Company’s financial results for the eight most recently completed quarters:

                        Sept 30   June 30    Mar 31    Dec 31   Sept 30   June 30   Mar 31   Dec 31

                         2004       2004      2004      2003     2003       2003     2003      2002

Volume shipped          1,206.3   1,278.3    1,139.8   505.1    458.5      600.4    443.7      557.4

      (MSF)

Total Revenues          1,400.6   1,628.5    1,327.7    561.3   565.1      620.4    462.5      606.6

      (000$)

Operating Income           92.7      33.1      (58.8)  (133.9)  (72.2)     (77.9)   (24.6)     23.7

Net income (loss)       (606.5)    (25.6)    (119.1)  (122.0) (136.3)      74.2     98.1      14.9

before discontinued ops

Per share                 (0.03)        -      (0.01)   (0.01)  (0.01)         -     0.01         -

Per share, fully diluted  (0.03)        -      (0.01)   (0.01)  (0.01)         -     0.01         -

Sales volumes have taken a dramatic increase since the quarter ending December 31, 2003. Increases in sales volumes have occurred in Barrier’s primary, established markets but the most significant gains have resulted from the new Mule Hide FR panel. As the Mulehide panel becomes even more of a standard production procedure, efficiencies will continue to improve along with increasing volume. Continued improvement in operating income is expected as the Mulehide panel continues to increase sales volume.

Selected Annual Information

The following financial data is for the three most recent years ended June 30:

	2004	2003	2002

Total revenue	$ 4,082,511	$2,254,562	$1,860,167

Net income (loss)	(402,966)	46,775	(317,041)
Per share	(0.02)	0.00	(0.03)
Per share, fully diluted	(0.02)	0.00	(0.03)

Total assets	3,855,746	1,305,794	1,209,991

Total long-term financial liabilities	844,345	948,447	1,161,504

Cash dividends declared per share	Nil	Nil	Nil

New product and market development initiatives continue to provide opportunities for sales expansion and growth.  Significant progress was made in the effort to introduce fire rated roof assemblies for commercial modular buildings such as job-site trailers and semi-permanent buildings for school and hospital sites.  Barrier, and its partner in this development endeavour (Mule Hide Products, Inc., one of the largest US providers of roofing products to the modular industry), have successfully established some of the largest modular building manufacturers in the US as customers.

Previously, the Company accounted for stock-based compensation using the settlement method.  No compensation costs were recorded in the financial statements for share purchase options granted to employees or directors provided that pro forma disclosure was made.  Consideration paid by employees or directors on the exercise of stock options and purchase of stock was credited to share capital.

Barrier and Mule Hide now intend to work toward the development of similar roofing systems (Class A and C) for use in residential construction.  The target market for these residential roof deck assemblies will be the wild fire prone regions of the US south-western region and mountain states.

Roof decking for multi-family residential buildings is Barrier’s largest and most stable existing market application, and, to date represents the majority of sales.  Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida continues to be become the most important US state market for Blazeguard.  Management expects sales to multi-family residential construction to continue to grow as more builders become aware of the positive attributes of making Blazeguard their preferred fire-rated sheathing.

Barrier added an independent sales representative in Virginia early in 2004.  This sales representative covers the territory from Maryland south to South Carolina.  Sales into this area have increased substantially in this territory and expectations are for accelerated growth now that the representative is fully trained and familiar with the Blazeguard product and its applications.  Additional sales representatives are being recruited in Texas and the upper Midwestern US.  These positions are expected to be filled prior to the end of this fiscal year.

The Contractor Yards (formerly a Division of the Lowe’s Company) continues to inventory Blazeguard at nine of their mid-Atlantic stores.  While they are now a part of the Strober network of building products distribution, sales have continued to increase.  Barrier has also begun the process of introducing Blazeguard to other stores that are a part of the Strober network, but were not part of the Contractor Yard network.  Sales to these additional Strober yards have already occurred in New Jersey.

Lowe’s Companies, Inc. will still not allow chemically treated fire rated sheathing to be sold at any of their home centre locations.  This provides a compelling reason for local home centre managers to market and sell Blazeguard to their many builder customers across the US.  Most Lowe’s Home Improvement Warehouses have commercial sales departments that cater to the builder community.  These commercial sales departments contact Barrier on a regular basis seeking information and price quotes on Blazeguard.  Some of these inquiries are translating into orders and Barrier is convinced this business is poised to grow in the coming year.  As interest builds in the Lowe’s Home Improvement Warehouses network, it is possible that Lowe’s may elect to inventory Blazeguard at central intra-company distribution centers.  These centralized distribution centers serve to minimize transportation and handling costs to the Home Improvement Warehouses, making the product more economic and competitive.

Global licensing opportunities. With the purchase of the world technology rights, including US patents, foreign patent filings, trademarks, know-how and trade secrets,  Barrier is in a position to develop partners all over the globe in licensing arrangements .  Interested parties in China, Saudi Arabia, Mexico, Ireland, Great Britain, and New Zealand have already communicated their interest to Barrier.  Barrier, in turn, is responding with information about the attributes of Blazeguard®, and the Pyrotite™ technology in an effort to assess their appropriateness in the construction of building communities (residential and commercial) in these countries.

Product and technology licensing scenarios are being developed within Barrier and management is confident that licensing relationships or relationships leading to licensing contracts will be in existence prior to the end of the current fiscal year.

Financial position & financings.  During the period, Barrier issued a total of 2,100,000 common shares for proceeds totalling $1,679,740 as follows:

-

1,470,000 common shares at $1.08 (US$0.85) per share pursuant to a private placement.

-

510,000, 100,000, 10,000 common shares at $0.10, $0.26, $0.80 per share respectively pursuant to the exercise of share purchase options.

-

10,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants.

These financings were necessary to enable Barrier to secure the resources needed to finance plant and equipment capital improvements.  Plant improvements, which began during the reported period will be completed in fiscal year 2005 (estimated completion, May 2005).  The end result will be a new, “state of the art” facility engineered to significantly increase efficiency as well as double current manufacturing capacity.  The new line will serve as a “prototype” line for prospective licensees.

Barrier ended the period with a working capital surplus of $2,336,053, a significant and noticeable improvement from the prior year’s deficit of $43,280.

Material transactions during this period.

1.

Barrier completed a private placement of 1,470,000 units at $1.15 (US$0.85) per unit for proceeds of $1,686,825 (US$1,249,500).  Each unit consists of one common share and one share purchase warrant.  Each warrant allows the holder to purchase one common share of the Company for US$0.92 per share on or before August 20, 2006.

2.

Barrier executed documents with the City of Watkins and local contractors for the beginning of the $2.7MM capital improvement project which includes the construction of a new 15,000 square foot manufacturing building and a newly engineered manufacturing production equipment line which will enable Barrier to double current manufacturing capacity and significantly increase efficiency.

3.

Barrier recorded and recognized a $785,214 stock option compensation charge associated with the granting of 1,150,000 new stock options to directors, employees and consultants referred to in Note 3 to the financial statements ($614,515 has been expensed and $170,699 has been capitalized as deferred stock compensation charge).  This entry was required by Canadian and USA Generally Accepted Accounting Principles – see Critical Accounting Estimates note below.

Change in Accounting Policy

Stock-based Compensation Plan

On July 1, 2004 the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”. This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the statements of operations and deficit and cash flows.

Related Party Transactions

During the three months ended September 30, 2004 the Company incurred wages and management fees of $40,882 with directors of the Company and companies with common directors.

Capitalization

Authorized:

100,000,000 common shares without par value.

Issued:

 25,074,855 common shares at $16,148,122.

Options and warrants outstanding:

The following summarizes information about the stock options outstanding at September 30, 2004:

	Exercise	Expiry
Number	Price	Date
125,000	$0.26	July 10, 2005
110,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006
428,500	$0.10	March 5, 2008
1,150,000	$0.76	August 24, 2009

1,863,500

At September 30, 2004, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
170,000	$0.80 Cdn	February 2, 2005
750,000	$1.31 Cdn	June 1, 2006
1,470,000	$0.92 US	August 20, 2006

2,390,000

Critical Accounting Estimates

Stock-based Compensation Charge and Expense

As described in Note 2 and Note 3 to the financial statements, the Company is required by the Canadian and USA Accounting Authorities (Canadian Institute of Chartered Accountants and American Institute of Certified Public Accountants) to put a fair market value on newly issued stock options.  This fair market value of the stock options is the difference between an estimated fair market value common share trading price (52 week average) and the stock option exercise price (the Black-Scholes Option Pricing Formula).

As at September 30, 2004, this accounting estimate resulted in the estimated fair market value common share trading price to be $1.44 when the November 24, 2004 actual trading price is $0.66.  The net result to the Company is the accounting estimate necessity of recognizing and recording at September 30, 2004 a $657,716 stock compensation expense when, in fact, there is no stock compensation charge or expense value to record based on the November 24, 2004 $0.66 common share trading price.

Other Matters

As at September 30, 2004, the Company does not have any off-balance sheet arrangements to report.

As at September 30, 2004, the Company does not have any legal proceedings to report.

Subsequent to September 30, 2004, the Company issued 100,000 common shares at $0.26 per share pursuant to the exercise of share purchase options.

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

INFORMATION CIRCULAR AS AT NOVEMBER 3, 2004

PERSONS MAKING THE SOLICITATION

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF INTERNATIONAL BARRIER TECHNOLOGY INC. ("the Company") for use at the Annual and Special Meeting of shareholders of the Company to be held on December 9, 2004 and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting.  Except where otherwise indicated, the information contained is stated as of November 3, 2004.

All cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit proxies personally, by telephone or telegraph, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management proxyholder").  A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a)

executed by the shareholder or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer, or attorney, of the corporation; and

(b)

delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment of it, or in any other manner provided by law.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On November 3, 2004 there were 25,074,855 common shares issued and outstanding, each share carrying the right to one vote.  Only shareholders of record at the Close of Business on November 3, 2004 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.  Each person shall have one vote for each share held.

To the knowledge of the Directors or Senior Officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name and Address	Number of Shares	Approximate Percentage of Total Issued
David J. Corcoran 3223 West 37th Avenue Vancouver, BC V6N 2V3	1,642,035(1)	6.5%
Carl Marks IB LLC(2) 900, 3rd Ave 33 Floor New York, NY 10022-4775	2,520,071	10%

(1)

Of these shares, 1,460,637 shares are held by Corcoran Enterprises Ltd., a private company owned by David J. Corcoran.

(2)

Carl Marks IB LLC is a partnership of Carl Marks & Co. LP and Martin Lizt.  Andrew M. Boas and Robert Speer of New York, Limited Partners in Carl Marks & Co. LP, exercise direction and control over Carl Marks IB LLC.  Carl Marks & Co. LP is a limited partnership of 18 partners.  Carolyn Marks Blackwood and Linda Marks Katz are the two greater than 10% holders of the partnership.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at three (3) and to nominate the persons listed below for election as Directors.  Each Director will hold office until the next Annual General Meeting, unless his office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.  Two  of the nominees for director are residents of Canada and British Columbia.

Name and Present Office Held	Director Since	# of Shares Benefi-cially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Michael D. Huddy(1) Plymouth, Minnesota, USA President/Director	July 25, 1994	1,337,960 Common Shares	President of International Barrier Technology Inc. and Barrier Technology Corporation.
David J. Corcoran(1) Vancouver, BC, Canada Director	July 10, 1986	1,642,035(2) Common Shares	Company administrator; President and Owner of Corcoran Enterprises Ltd.
Victor A. Yates(1) Delta, BC, Canada Director	November 6, 1987	608,122(3) Common Shares	President and Owner of Continental Appraisals Ltd.

(1)

Member of Audit Committee.

(2)

Of these shares, 1,460,637 shares are held by Corcoran Enterprises Ltd., a private company owned by David J. Corcoran.

(3)

These shares are held by Continental Appraisals Ltd., a private company owned by Victor A. Yates.

NOTES:

(a)

The information as to shareholdings has been furnished by the respective nominees.

(b)

Except as indicated in the table, each of the above nominees is now a director of the Company and was so elected at the preceding Annual General Meeting.

EXECUTIVE COMPENSATION

For purposes of this section:

"executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or of a subsidiary or other person who performed a policy-making function in respect of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

Summary of Compensation Table

The following table is a summary of the compensation paid to the chief executive officer of the Company and each Executive Officer who earned over $100,000 in total salary and bonus during the  three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

Name and Principal Position (a)	Annual Compensation				Long Term Compensation
	Year (b)	Salary ($CDN) (c)	Bonus ($CDN) (d)	Other Annual Compensation ($) (e)	Awards	Payouts
					Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All other Compen-sation ($) (i)
Michael D. Huddy, President/CEO	/04 /03 /02	$139,598 $145,037 $141,093	$66,690(1) Nil Nil	Nil Nil Nil	100,000(2) Nil 315,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

The Company paid a bonus to Michael D. Huddy in the amount of CDN$66,690 (US$50,000) for achieving certain key accomplishments for the Company.

(2)

Subsequent to the year ended June 30, 2004, the Company granted stock options to Michael D. Huddy in the amount of 300,000 shares exercisable at $0.76 per share until August 24, 2009.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

There were no long term incentive plans in place for the Executive Officer of the Company during the most recently completed financial year.

Options/SARs Granted During The Most Recently Completed Financial Year

The following options/SAR were granted to the Executive Officer during the financial year ended June 30, 2004:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SAR's Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Michael Huddy President/CEO	100,000	6.6%	CDN$0.26	CDN$0.35	July 10, 2005

Subsequent to the year ended June 30, 200, the Company granted stock options to the Executive Officer in the amount of 300,000 shares exercisable at CDN$0.76 per share until August 24, 2009.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

There were no options exercised by the Executive Officer during the financial year ended June 30, 2004.

Subsequent to the year ended June 30, 2004, 100,000 options at CDN$0.26 per share were exercised by the Executive Officer.  The aggregate net value of shares under option (market value less exercise price) as at the date of exercise was CDN$69,000.

Option And SAR Repricings

There were no options repriced for the Executive Officer during the financial year ended June 30, 2004.

Termination of Employment, Change in Responsibilites and Employment Contracts

No employment contract exists between the Company and the Executive Officer.

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation Of Directors

The Company has not paid any compensation to the Directors for their services as Directors during the most recently completed fiscal year and has no standard arrangement to compensate them for such services other than the granting of Director Stock Options.   However, the Company pays CDN$3,000 a month for administrative, management and financial consulting services performed by Corcoran Enterprises Ltd., a private company owned by David Corcoran.  For the year ended June 30, 2004, CDN$36,000 was paid to Corcoran Enterprises Ltd.

Since the commencement of the Company's last completed financial year no options to purchase common shares of the Company were granted to directors, who were not the Executive Officer.

Subsequent to the year ended June 30, 2004, the Company granted the following stock options to directors, who were not the Executive Officer.

Directors	Total No. of Shares	Date of Grant	Price	Expiry Date
Corcoran Enterprises Ltd. (David Corcoran)	300,000	August 24, 2004	CDN$0.76	August 24, 2009
Continental Appraisals Ltd. (Victor Yates)	300,000	August 24, 2004	CDN$0.76	August 24, 2009

The price range of securities traded in the 30 day period prior to the grant was CDN$0.89 to CDN$1.11.

There were no options exercised by the directors who were not the Executive Officer during the financial year ended June 30, 2004.

Subsequent to the year ended June 30, 2004, the following options to purchase common shares of the Company were exercised by directors, who were not the Executive Officer:

Directors	Total Number of Shares Purchased	Purchase Price
Corcoran Enterprises Ltd. (David J. Corcoran)	360,000	CDN$0.10
Continental Appraisals Ltd. (Victor Yates)	150,000	CDN$0.10

The price range of securities traded in the 30 day period prior to the exercise was CDN$0.89 to CDN$1.11.

The aggregate net value of shares under option (market value less exercise price) as at the date of exercise was in the aggregate CDN$433,500.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than Directors or Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

None of the Directors, Senior Officers, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest, in any transaction since the commencement of the Company's last  financial year or in any proposed transaction, which has or will materially affect the Company save for the following:

(a)

Carl Marks IB LLC, purchased 1,470,000 units of the Company at US$0.85 (CDN$1.10) per unit pursuant to a private placement and became a greater than 10% shareholder of the Company.  Each unit consists of one common share and one non-transferable share purchase warrant, entitling the holder to purchase one common share at US$0.92 (CDN$1.19) per share for a two year period.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to appoint Amisano Hanson, Chartered Accountants, #604-750 West Pender Street, Vancouver, British Columbia, V6C 2T7, as Auditors for the Company and to authorize the Directors to fix their remuneration.  Amisano Hanson, Chartered Accountants were first appointed as Auditors for the Company in December, 1991.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Conversion of Escrow Shares From Performance to Time-Based Release

Pursuant to a performance escrow agreement dated February 24, 1992 between the Company and certain escrow shareholders  (the “Escrow Agreement”), 48,922 common shares of the Company (the “Escrow Shares”) are held in escrow with Pacific Corporate Trust Company of Vancouver, British Columbia.  The Escrow Shares are held by

Corcoran Enterprises Ltd. (“Corcoran”), a private company owned by David Corcoran, a director of the Company  and Continental Appraisals Ltd. (“Continental”), a private company owned by Victor Yates, a director of the Company.  David Corcoran has been a director of the Company since July 10, 1986  and Victor Yates has been a director of the Company since November 6, 1987.  The Company’s total current issued and outstanding share capital is 25,074,855 common shares.  The Escrow Shares comprise 0.2% of the total issued and outstanding common shares of the Company.

Pursuant to the terms of the Escrow Agreement, the Escrow Shares were to have been surrendered for cancellation on February 24, 2002.  The Escrow Shares have not, however, been cancelled, and the Company has received acceptance in principle from the TSX Venture Exchange (“TSXV”) to have the shares reinstated and made subject to a TSXV Tier 2 Surplus Escrow Agreement (the “New Escrow Agreement”) with a 6 year time release formula (described below).  Conversion of performance escrow shares to time release escrow shares, as contemplated herein, is permitted under TSXV and British Columbia Securities Commission (“BCSC”) policies relating to escrow shares held under previous escrow regimes such as the BCSC’s Local Policy Statement 3-07.  Final approval of the conversion to a time release formula is, in the Company’s case, subject to the Company obtaining shareholder approval for the reinstatement and conversion to time release escrow and complying with all other applicable TSXV and BCSC policies related to the reinstatement and conversion.

Terms Of The New Escrow Agreement

If the reinstatement and conversion of the Escrow Shares is approved by the Company’s shareholders, the TSXV and the BCSC, the Company and the escrow shareholders will enter into the New Escrow Agreement.  Under the terms of the New Escrow Agreement, the Escrow Shares and will be released as follows:

5% (1/20 of total Escrow Shares)	6 Months from the date of TSXV Acceptance
5% (1/19 of remaining Escrow Shares)	12 months from TSXV Acceptance
5% (1/18 of remaining Escrow Shares)	18 months from TSXV Acceptance
5% (1/17 of remaining Escrow Shares)	24 months from TSXV Acceptance
10% (1/8 of remaining Escrow Shares)	30 months from TSXV Acceptance
10% (1/7 of remaining Escrow Shares)	36 months from TSXV Acceptance
10% (1/6 of remaining Escrow Shares)	42 months from TSXV Acceptance
10% (1/5 of remaining Escrow Shares)	48 months from TSXV Acceptance
10% (1/4 of remaining Escrow Shares)	54 months from TSXV Acceptance
10% (1/3 of remaining Escrow Shares)	60 months from TSXV Acceptance
10% (1/2 of remaining Escrow Shares)	66 months from TSXV Acceptance
10% (all remaining Escrow Shares)	72 months from TSXV Acceptance

If the Company becomes a Tier 1 issuer under the policies of the TSXV prior to the expiration of the 72 month release period set out above, the release schedule set out above will be amended to comply with the applicable Tier 1 release schedule, resulting in an accelerated release of any securities remaining in escrow, with such securities being released as if the Company had originally been classified as Tier 1 issuer.  The securities of Tier 1 issuers held under surplus security escrow agreements are released over a 3 year period, with 10% of the securities being released on TSXV acceptance and 15% being released every 6 months thereafter.

Unless otherwise expressly permitted in the New Escrow Agreement, the Escrow Shares may not be sold, transferred, assigned, mortgaged or otherwise dealt with in any way.  Pursuant to the terms of the New Escrow Agreement, the Escrow Shares may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company’s board of directors, or to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Company’s outstanding securities, or to a person or company that after the proposed transfer will hold more than 10% of the voting rights attached to the Company’s outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries.  The Escrow Shares may also be pledged, mortgaged or charged to a financial institution as collateral for a loan.  No Escrow Shares may be transferred or delivered to the financial institution for this purpose and the loan agreement must provide that the Escrow Securities will remain in escrow if the lender realizes on the security to satisfy the loan.

Pursuant to the terms of the New Escrow Agreement, upon the bankruptcy of an escrow shareholder, the Escrow Shares of that shareholder held in escrow may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities.  Upon the death of an escrow shareholder, all securities of the deceased holder will be released from escrow to the deceased holder’s legal representative.

Subject to certain limited exceptions, escrow shareholders retain all voting rights attached to their Escrow Shares.  The New Escrow Agreement provides that the Escrow Shares will be cancelled if the asset, property or business in consideration of which the Escrow Shares were issued is lost or abandoned, or the operations or development of such asset, property or business is discontinued.

The complete texts of the New Escrow Agreement is available for inspection at the office of the Company's legal counsel, Suite 1200-750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

Disinterested Shareholder Approval

At the Meeting, disinterested shareholders will be asked to approve an ordinary resolution authorizing the reinstatement of the Escrow Shares and the adoption of the New Escrow Agreement by the Company and the escrow shareholders.  Disinteresterd shareholders for the purpose of voting on the resolution include all shareholders of the Company other than David Corcoran and Victor Yates, and their affiliates and associates.  A total of 3,449,253 shares held by David Corcoran, Victor Yates, and their affiliates and associates, will therefore not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

Disinterested shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED THAT:

(a)

48,922 escrow shares held by Corcoran Enterprises Ltd. and Continental Appraisals Ltd. (the “Escrow Shares”) and remaining in escrow pursuant to the Company’s February 24, 1992 escrow agreement (the “Escrow Agreement”), which shares were required under the terms of the Escrow Agreement to be surrendered for cancellation on February 24, 2002, are hereby reinstated;

(b)

the Escrow Agreement be terminated and replaced in its entirety by a Tier 2 surplus security escrow agreement in the form prescribed by the TSX Venture Exchange and the Escrow Shares be placed in escrow pursuant to such agreement;

(c)

any one director or Officer of the Company is hereby authorized for and on behalf of the Company to take all such action, do all such things and execute under seal or otherwise and deliver or cause to be delivered all such documents that such director or Officer deems necessary or desirable in furtherance of the foregoing resolutions; and

(d)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange (the “Exchange”), “rolling plans” must receive shareholder approval yearly.  As such, the directors of the Company wish to approve a 2004 “rolling” stock option plan (the “Plan”) reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant. The purpose of the Plan is to provide incentive to employees, directors, officers, management companies and consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.

The Plan complies with the current policies of the Exchange for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Corporation are proposed to be reserved at any time for issuance on the exercise of stock options.  As the number of shares reserved for issuance under the Plan increases with the issue of additional shares of the Corporation, the Plan is considered to be a “rolling” stock option plan.

Management is seeking shareholder approval for the 2004 Plan and the approval of the number of shares reserved for issuance under the Plan in accordance with and subject to the rules and policies of the Exchange.

Terms of the Stock Option Plan

A full copy of the Plan will be available at the Annual General Meeting for review by shareholders. Shareholders may also obtain copies of the Plan from the Company prior to the meeting on written request. The following is a summary of the material terms of the Plan:

Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options (including all options granted by the Company under the Plan).

Maximum Term of Options.  The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant, or 10 years if the Company is classified as a “Tier 1” issuer under the policies of the Exchange.  The options are non-assignable and non-transferable.

Exercise Price.  The exercise price of options granted under the Plan is determined by the Board of Directors, provided that it is not less than the Discounted Market Price, as that term is defined in the Exchange policy manual or such other minimum price as is permitted by the Exchange in accordance with the policies from time to time, or, if the shares are no longer listed on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Reduction of Exercise Price.  The exercise price of stock options granted to insiders may not be decreased without disinterested shareholder approval at the time of the proposed amendment.

Termination.  Any options granted pursuant to the Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan.  The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company’s shares.

Administration.  The Plan is administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time.

Board Discretion.  The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with Exchange policies. The number of option grants, in any 12 month period, may not result in the issuance to any one optionee which exceed 5% of the outstanding common shares of the Company (unless the Company is a Tier 1 issuer and has obtained the requisite disinterested shareholder approval), or the issuance to a consultant or an employee engaged in investor relations activities which exceed 2% of the outstanding common shares of the Company.

Disinterested shareholder approval will be sought in respect of any material amendment to the Plan.

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED THAT the 2004 Stock Option Plan be and it is hereby approved, that in connection therewith a maximum of 10% of the issued and outstanding shares at the time of each grant be approved for granting as options and that the board of directors be and they are hereby authorized, without further shareholder approval, to make such changes to the existing Stock Option Plan as may be required or approved by regulatory authorities.”

New B.C. Corporations Act in Effect

Background

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the previous Company Act (British Columbia) (the “Old Act”).   As a consequence, all BC companies are now governed under the New Act.

Some Key Differences between the Old Act and the New Act

•

The New Act permits an unlimited authorized share capital, and shares may be created with or without par value.  The Old Act required that the authorized capital be fixed at a number approved by shareholders.

•

There are no residency requirements for directors under the New Act.  The Old Act required that at least one director be a resident of British Columbia, and a majority resident in Canada.

•

Special Resolutions of shareholders can now be passed by a minimum of a two-thirds majority at a meeting of shareholders, compared with a three-quarter majority required under the Old Act.

•

General Meetings can now be held outside of British Columbia if the location is approved by resolution of the directors.  Under the Old Act, the meeting had to be held within British Columbia unless approval was obtained from the Registrar of Companies to hold the meeting elsewhere.

•

The requirement to publish advance notice of election of directors has been removed under the New Act.

•

The New Act provides for Shareholder proposals to be made at general meetings.  Generally, shareholders holding at least 1% of the voting shares can submit proposals to the Company three months prior to the anniversary of the last annual general meeting of shareholders of the Company.

•

Under the New Act, dividends may be declared out of profits, capital or otherwise.  As well the  New Act does not automatically make directors liable to the company for the declaration of dividends while the company is insolvent;

•

The New Act does not require that a company’s offer to purchase or redemption of its own shares be made on a pro-rata basis to all shareholders.  Under the Old Act, the offer was required to be made pro-rata.

•

The New Act permits a company to indemnify its directors without court approval, and may also require re-imbursement of expenses in certain cases for claims that are successfully defended.  Defence costs may also be advanced by a company in certain cases.

•

All filings with the Registrar of Companies under the New Act will be made electronically, compared with paper filings required under the Old Act.

•

Directors’ and shareholders’ meetings can be held by any form of communications medium permitted under the Articles, including Internet chat lines and telephones.  In addition, directors’ consent resolutions can be passed in the manner provided under the Articles, including by email.

•

A company may provide financial assistance in connection with the purchase of its shares under the New Act, which was not permitted under the Old Act.

•

A company may in limited circumstances amalgamate with a foreign company under the New Act, without the requirement to first continue the second company into British Columbia.  Amalgamations no longer require court approval, although court approval can still be requested.

Companies Must Transition to the New Act

Every British Columbia company must transition to the New Act within two years from the coming into force of the New Act.  Company’s that have not completed the transition cannot complete various corporate actions, including capital alterations or name changes.

In order to transition to the New Act, B.C. companies must file a Transition Application with the Registrar of Companies.  The Transition Application also contains a “Notice of Articles” which on filing will replace the corporate Memorandum.  Once transitioned, B.C. companies will no longer have a Memorandum.  The Notice of Articles will set out, amongst other things, the authorized share structure of the company and the names and addresses of the directors.  The Board of Directors has approved the filing of a Transition Application.

Under the New Act, a pre-existing B.C. company is not required to change its corporate Articles.  However most public companies will likely wish to do so in order to take advantage of the more permissive provisions of the New Act.

Resolutions Relating to the New Act that are Proposed to be Passed at the Meeting

Removal of Pre-Existing Company Provisions

Under the New Act, the Notice of Articles to be adopted by the Company must indicate that certain “Pre-Existing Company Provisions” or “PCPs” continue to apply to the Company unless such provisions are removed with the approval of the Company shareholders by way of special resolution.  Until removed, the PCPs will impose the following provisions relevant to the Company:

•

the majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders.  This is the majority that was required under the Old Act.  The New Act allows a special resolution to be passed by a minimum two-thirds vote.  The Company is proposing to reduce the requisite majority to pass a special resolution to two-thirds of the shares voted at a properly constituted meeting of shareholders; and

•

a repurchase or redemption of shares can only be offered pro-rata to all shareholders.  This provision was required under the Old Act, and has been removed under the New Act.  The Company is proposing to remove this requirement.

The Board of Directors of the Company proposes to remove the PCPs in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the New Act.  The removal of the PCPs requires the affirmative vote of not less than 75% of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company’s shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

“BE IT RESOLVED, as a Special Resolution, THAT:

(a)

the Pre-Existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act are hereby removed and no longer apply to the Company;

(b)

any director of the Company is authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment; and

(c)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

Increase of Authorized Capital

As now permitted by the New Act, the Company proposes to alter its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.  The Directors believe that limiting the authorized capital has no practical benefit to the Company, and may delay and add cost to future capital raising activities of the Company.  The New Act recognizes that companies should not be required to place limitations on their authorized capital, and accordingly the ability to maintain an unlimited authorized capital is one of the advantages offered by the New Act.

The Board of Directors of the Company proposes to increase the authorized capital to an unlimited number of common shares without par value.  The resolution to increase the authorized capital must be passed by not less than 75% of the votes cast by the shareholders present in person or by proxy at the Meeting.  Accordingly, the Company’s shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

“BE IT RESOLVED, as a Special Resolution, THAT:

(a)

the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value and the Company’s Notice of Articles be altered accordingly;

(b)

any director of the Company is instructed to authorize its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment; and

(c)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

Replacement of Articles

The Directors are seeking shareholder approval to replace the existing Articles (the “Old Articles”) of the Company with a new form of Articles (the “New Articles”) that take advantage of the greater flexibility provided under the New Act.

The Directors are recommending that the Company adopt the New Articles which in form and substance will be consistent with the terms and provisions of the New Act. The full text of the New Articles of the Company are attached hereto as Appendix A.

The following is a summary of certain key provisions contained in the New Articles that represent a change from the Old Articles:

1.

Shareholder Resolutions at Meetings:  the requisite majority to pass a special resolution at a meeting of shareholders is decreased from a three-quarters majority to a two-thirds majority;

2.

Shareholder Resolutions by Written Consent:  shareholders’ may pass a resolution without a meeting by unanimous written consent in the case of a special resolution, or by consent of the shareholders holding two-thirds of the voting shares in the case of an ordinary resolution;

3.

Location of Shareholder Meeting: general meetings of shareholders of the Company can now, if the location is approved by directors’ resolution, be held outside of British Columbia;

4.

Time of Shareholder Meeting: general meetings of shareholders of the Company are required to be held each calendar year and not more than fifteen months (rather than  thirteen months as was previously the case) after the holding of the last preceding annual general meeting;

5.

Redemption and Repurchase:  any offer by the Company to purchase or redeem its own shares, need not be made pro rata to all the shareholders;

6.

Resolutions Required to Effect Capital Alterations: Changes to the Company’s capital structure may be effected by ordinary resolution, including the following changes:  creation or cancellation of one or more classes or series of shares, creation or removal of special rights and restrictions attaching to any class or series of shares, changing the authorized capital, consolidating or subdividing all or any of its issued or unissued shares, and other alterations to the share capital and authorized capital where permitted under the New Act;

7.

Change of Name:  the Company’s name may be changed by ordinary resolution or resolution of the directors; and

8.

Director Indemnification:  the New Articles reflect the New Act provisions with respect to the indemnification of directors and officers and other eligible persons.  These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification in certain eligible cases.

The Board of Directors of the Company proposes to adopt the New Articles.  The adoption of the new Articles requires the affirmative vote of not less than 75% of the votes cast at the Meeting by the Company shareholders, in person or by proxy.  Accordingly, the Company’s shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

“BE IT RESOLVED, as a Special Resolution, THAT:

(a)

the existing Articles of the Company be cancelled and the form of Articles, attached as Appendix A to the Company’s Information Circular dated November 3, 2004, presented to the shareholders, be adopted as the Articles of the Company in substitution for, and to the exclusion of the existing Articles; and

(b)

Any director or officer of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.”

The foregoing amendments to the Notice of Articles and Articles, if approved by the shareholders, shall each take effect immediately on the date and time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies, and in the case of the Articles, upon their execution and delivery to the records office of the Company.  Note that Articles are no longer required to be filed with the Registrar of Companies.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

DATED at Vancouver, British Columbia, this 3rd day of November, 2004.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in  which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

“MICHAEL D. HUDDY”

MICHAEL D. HUDDY, President

Incorporation Number:

311792

Appendix A

ARTICLES

OF

INTERNATIONAL BARRIER TECHNOLOGY INC.

1.

Interpretation

2.

Shares and Share Certificates

3.

Issue of shares

4.

Share Registers

5.

Share Transfers

6.

Transmission of Shares

7.

Purchase and Redemption of Shares

8.

Borrowing Powers

9.

Alterations

10.

Meetings of Shareholders

11.

Proceedings at Meetings of Shareholders

12.

Votes of Shareholders

13.

Directors

14.

Election and Removal of Directors

15.

Alternate Directors

16.

Powers and Duties of Directors

17.

disclosure of Interest of Directors

18.

Proceedings of Directors

19.

Executive and Other Committees

20.

Officers

21.

Indemnification

22.

Dividends and Reserves

23.

Documents, Records and Reports

24.

Notices

25.

Seal

26.

Mechanical Reproduction of Signatures

27.

Prohibitions

Province of British Columbia

Business Corporations Act

ARTICLES OF INTERNATIONAL BARRIER TECHNOLOGY INC.

(the “Company”)

1.

Interpretation

1.1

Definitions

In these Articles, unless the context otherwise requires:

(1)

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)

“legal personal representative” means the personal or other legal representative of the shareholder;

(4)

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(5)

“seal” means the seal of the Company, if any;

(6)

"solicitor of the Company" means any partner, associate or articled student of the law firm retained by the Company in respect of the matter in connection with which the term is used.

1.2

Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.

Shares and Share Certificates

2.1

Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2

Form of Share Certificate

Each share certificate issued by the Company shall be in such form as the directors may determine and approve and must comply with, and be signed as required by, the Business Corporations Act.

2.3

Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4

Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5

Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)

order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)

issue a replacement share certificate or acknowledgment, as the case may be.

2.6

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)

proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)

any indemnity the directors consider adequate.

2.7

Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8

Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9

Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.

Issue of Shares

3.1

Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2

Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3

Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4

Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)

consideration is provided to the Company for the issue of the share by one or more of the following:

(a)

past services performed for the Company;

(b)

property;

(c)

money; and

(2)

the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5

Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.

Share Registers

4.1

Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2

Closing Register

The Company must not at any time close its central securities register.

5.

Share Transfers

5.1

Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)

an instrument of transfer, duly executed by the transferor or a duly authorized attorney of the transferor, in respect of the share has been received by the Company or its transfer agent;

(2)

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company or its transfer agent;

(3)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company or its transfer agent; and

(4)

such other evidence, if any, as the directors or the transfer agent may require to prove the title of the transferor or his duly authorized attorney or the right to transfer the shares, and the right of the transferee to have the transfer registered.

5.2

Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3

Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4

Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)

in the name of the person named as transferee in that instrument of transfer; or

(2)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5

Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6

Transfer Agent

The Company may appoint one or more trust companies or agents as its transfer agent for the purpose of issuing, countersigning, registering, transferring and certifying the shares and share certificates of the Company.

5.7

Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.

Transmission of Shares

6.1

Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2

Rights of Legal Personal Representative

Subject to Article 6.1, on death or bankruptcy, the legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

6.3

Registration of Legal Personal Representative

Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Company as the Business Corporations Act requires, or who becomes entitled to share as a result of an order of a court of competent jurisdiction or a statute has the right either to be registered as a shareholder in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

7.

Purchase and Redemption of Shares

7.1

Company Authorized to Purchase or Redeem Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2

Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)

the Company is insolvent; or

(2)

making the payment or providing the consideration would render the Company insolvent.

7.3

Sale and Voting of Purchased Shares

If the Company retains a share purchased, redeemed or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)

is not entitled to vote the share at a meeting of its shareholders;

(2)

must not pay a dividend in respect of the share; and

(3)

must not make any other distribution in respect of the share.

8.

Borrowing Powers

The Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

9.

Alterations

9.1

Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)

by ordinary resolution create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares;

(2)

by ordinary create one or more series of shares within a class or, if none of the shares of a series of shares are allotted or issued, eliminate that series of shares;

(3)

by ordinary resolution increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(4)

by ordinary resolution subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(5)

if the Company is authorized to issue shares of a class of shares with par value, by ordinary resolution:

(a)

decrease the par value of those shares; or

(b)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(6)

by ordinary resolution change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(7)

by ordinary resolution alter the identifying name of any of its shares; or

(8)

by ordinary resolution or special resolution otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2

Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)

by ordinary resolution create special rights and restrictions for, and attach those special rights and restrictions to, the shares of any class or series, whether or not any or all of those shares have been issued; and

(2)

by ordinary resolution vary or delete any special rights or restrictions attached to the shares of any class or series, whether or not any or all of those shares have been issued.

9.3

Change of Name

The Company may by ordinary resolution or directors’ resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4

Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.

Meetings of Shareholders

10.1

Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and thereafter must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2

Consent Resolution Instead of Meeting of Shareholders

If all the shareholders who are entitled to vote at  an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution.  The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be  appropriate for the holding of the applicable annual general meeting.

10.3

Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4

Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

10.5

Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6

Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7

Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8

Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)

state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)

at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)

during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.

Proceedings at Meetings of Shareholders

11.1

Special Business

At a meeting of shareholders, the following business is special business:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2

Majority Required for a Special Resolution

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3

Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person who is a shareholder, or who is otherwise permitted to vote shares of the Company at a meeting of shareholders pursuant to these articles, present in person or by proxy.

11.4

Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5

Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6

Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7

Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.8

Chair

The following individuals are entitled to preside as chair at a meeting of shareholders:

(1)

the chair of the board, if any; or

(2)

if no chair of the board exists or is present and willing to act as chair of the meeting, the president of the Company; or

(3)

if the chair of the board, and the president of the Company are absent or unwilling to act as chair of the meeting, the solicitor of the Company.

11.9

Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, and the solicitor of the Company is absent or unwilling to act as chair of the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10

Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11

Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12

Decisions by Show of Hands, Verbal Statements, or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.  In determining the result of a vote by show of hands, shareholders present by telephone or other communications medium in which all shareholders and proxy holders entitled to attend and participate in voting at the meeting are able to communicate with each other, may indicate their vote verbally or, otherwise in such manner as clearly evidences their vote and is accepted by the chair of the meeting.

11.13

Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14

Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15

Casting Vote

In case of an equality of votes either on a show of hands or on a poll, the chair of a meeting of shareholders will have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16

Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1)

the poll must be taken:

(a)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)

in the manner, at the time and at the place that the chair of the meeting directs;

(2)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)

the demand for the poll may be withdrawn by the person who demanded it.

11.17

Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18

Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19

Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20

Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21

Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22

Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.

Votes of Shareholders

12.1

Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2

Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3

Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)

any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4

Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5

Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)

for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)

be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)

if a representative is appointed under this Article 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6

Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7

Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8

Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9

When Proxy Holder Need Not Be Shareholder

A person who is appointed as a proxy holder need not be a shareholder of the Company.

12.10

Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)

unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11

Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

by the chair of the meeting, before the vote is taken.

12.12

Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _____________________

Signed [month, day, year]

__________________________________________

[Signature of shareholder]

__________________________________________

[Name of shareholder—printed]

12.13

Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

provided, at the meeting, to the chair of the meeting.

12.14

Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15

Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.

Directors

13.1

First Directors; Number of Directors

If the Company is not a pre-existing company under the Business Corporations Act, the first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)

subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors if applicable;

(2)

if the Company is a public company, the greater of three and the most recently set of:

(a)

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4;

(3)

if the Company is not a public company, the most recently set of:

(a)

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4.

13.2

Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)

the shareholders may contemporaneously elect or appoint the directors up to that number;

(2)

and if the shareholders do not contemporaneously elect or appoint the number of directors set resulting in vacancies, then the directors may appoint, or failing which the shareholders may elect or appoint, directors to fill those vacancies.

13.3

Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5

Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6

Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7

Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8

Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.

Election and Removal of Directors

14.1

Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors set under these Articles from time to time; and

(2)

all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2

Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)

that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)

with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3

Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)

the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)

the date on which his or her successor is elected or appointed; and

(4)

the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4

Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5

Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6

Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7

Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, then failing the filling of any vacancies as set forth in Article 14.6, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8

Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)

one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)

in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9

Ceasing to be a Director

A director ceases to be a director when:

(1)

the term of office of the director expires;

(2)

the director dies;

(3)

the director resigns as a director by notice in writing provided to the Company or a solicitor for the Company; or

(4)

the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10

Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11

Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.

Alternate Directors

15.1

Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2

Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3

Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

 (1)

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)

has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4

Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5

Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6

Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7

Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)

his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)

the alternate director dies;

(3)

the alternate director resigns as an alternate director by notice in writing provided to the Company or a solicitor for the Company;

(4)

the alternate director ceases to be qualified to act as a director; or

(5)

his or her appointor revokes the appointment of the alternate director.

15.8

Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.

Powers and Duties of Directors

16.1

Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2

Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.

Disclosure of Interest of Directors

17.1

Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2

Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3

Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4

Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5

Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6

No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7

Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8

Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.

Proceedings of Directors

18.1

Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2

Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3

Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)

the chair of the board, if any;

(2)

in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)

any other director chosen by the directors if:

(a)

neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)

neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)

the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4

Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5

Calling of Meetings

A director may, and the president, secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6

Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7

When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)

the director or alternate director, as the case may be, has waived notice of the meeting.

18.8

Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9

Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10

Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11

Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12

Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.

Executive and Other Committees

19.1

Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)

the power to fill vacancies in the board of directors;

(2)

the power to remove a director;

(3)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)

such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2

Appointment and Powers of Other Committees

The directors may, by resolution:

(1)

appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)

delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)

the power to fill vacancies in the board of directors;

(b)

the power to remove a director;

(c)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)

the power to appoint or remove officers appointed by the directors; and

(3)

make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3

Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)

conform to any rules that may from time to time be imposed on it by the directors; and

(2)

report every act or thing done in exercise of those powers at such times as the directors may require.

19.4

Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)

terminate the appointment of, or change the membership of, the committee; and

(3)

fill vacancies in the committee.

19.5

Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)

a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.

Officers

20.1

Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2

Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)

determine the functions and duties of the officer;

(2)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)

revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3

Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4

Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.

Indemnification

21.1

Definitions

In this Article 21:

(1)

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)

is or may be joined as a party; or

(b)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)

“expenses” has the meaning set out in the Business Corporations Act.

21.2

Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3

Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4

Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5

Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)

is or was a director, alternate director, officer, employee or agent of the Company;

(2)

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.

Dividends

22.1

Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2

Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3

No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4

Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5

Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6

Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)

set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)

vest any such specific assets in trustees for the persons entitled to the dividend.

22.7

When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8

Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9

Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10

Dividend Bears No Interest

No dividend bears interest against the Company.

22.11

Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12

Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13

Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.

Documents, Records and Reports

23.1

Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2

Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.

Notices

24.1

Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)

mail addressed to the person at the applicable address for that person as follows:

(a)

for a record mailed to a shareholder, the shareholder’s registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the mailing address of the intended recipient;

(2)

delivery at the applicable address for that person as follows, addressed to the person:

(a)

for a record delivered to a shareholder, the shareholder’s registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the delivery address of the intended recipient;

(3)

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)

sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)

physical delivery to the intended recipient; and

(6)

delivery in such other manner as may be approved by the directors and reasonably evidenced.

24.2

Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3

Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4

Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5

Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)

mailing the record, addressed to them:

(a)

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.

Seal

25.1

Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)

any two directors;

(2)

any officer, together with any director;

(3)

if the Company only has one director, that director; or

(4)

any one or more directors or officers or persons as may be determined by the directors.

25.2

Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3

Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.

Mechanical Reproductions of Signatures

26.1

The signature of any officer, director, registrar, branch registrar, transfer agent or branch transfer agent of the Company, unless otherwise required by the Business Corporations Act or by these Articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date or issue of such instrument.

26.2

The term "instrument" as used in Article 26.1 shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

The foregoing constitute the Articles of the Company	Date of signing
DAVID CORCORAN, Director

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

NOTICE OF ANNUAL AND SPECIAL MEETING OF MEMBERS

TAKE NOTICE that the Annual and Special Meeting of Members of International Barrier Technology Inc., (the "Company") will be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, on:

December 9, 2004

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended June 30, 2004 and the report of the Auditors thereon;

3.

to fix the number of Directors at three (3);

4.

to elect Directors;

5.

to appoint Amisano Hanson, Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration;

6.

for disinterested shareholders, to authorize, ratify and approve the reinstatement of 48,922 escrow shares currently remaining in escrow and the adoption of a new escrow agreement to time-release shares;

7.

to authorize and approve a 2004 rolling stock option plan;

8.

to consider and, if thought advisable, to pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-existing Company Provisions (as defined in the Business Corporations Act (British Columbia);

9.

to consider and, if thought advisable, to pass, with or without amendment, a special resolution to increase the authorized capital to an unlimited number of common shares, all without par value;

10.

to consider and, if thought advisable, to pass, with or without amendment, a special resolution to adopt new Articles for the Company; and

11.

to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 3rd day of November, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"MICHAEL D. HUDDY"

PRESIDENT

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Proxy

______________________

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS  OF

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Company)

TO BE HELD AT  SUITE 1200 – 750 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA

__________________________________________________________

(Location of Meeting)

ON

Thursday,

December 9,

2004

AT 10:00 AM/PM

(Day of week)

(Month/day)

(Year)

        (Time of Meeting)

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, DAVID J. CORCORAN, a Director of the Company, or failing this person, VICTOR A. YATES, a Director of the Company, or JAMES N. MORTON, solicitor for the Company, or in the place of the foregoing, ____________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: _____________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of AMISANO HANSON, Chartered Accountants as auditors of the Company.		N/A
2. To authorize the Directors to fix the Auditors’ remuneration.			N/A
3. To determine the number of Directors at three (3)			N/A
4. To elect as Director, MICHAEL D. HUDDY		N/A
5. To elect as Director, DAVID J. CORCORAN		N/A
6. To elect as Director, VICTOR A. YATES		N/A

7.  for disinterested shareholders, to authorize, ratify and approve the reinstatement of 48,922 escrow shares currently remaining in escrow and the adoption of a new escrow agreement to time-release shares on the basis set out in the Information Circular.

N/A
8. To approve the 2004 rolling stock option plan and the granting of incentive stock options thereunder.			N/A

9.  To approve by Special Resolution, with or without amendment, to alter the Notice of Articles for the Company to remove the application of the Pre-existing Company Provisions (as defined in the Business Corporations Act (British Columbia).

N/A
10. To approve by Special Resolution, with or without amendment, to increase the authorized capital to an unlimited number of common shares, all without par value.			N/A
11. To approve by Special Resolution, with or without amendment, to adopt new Articles of the Company.			N/A
12. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)     and     Internet voting at http://www.stocktronics.com/webvote

Request for Voting Instructions (“VIF”)

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Company)

TO BE HELD AT Suite 1200 – 750 West Pender Street, Vancouver, British Columbia

(Location of Meeting)

ON

Thursday,

December 9,

2004

AT 10:00 AM/PM

(Day of week)

(Month/day)

(Year)

        (Time of Meeting)

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below.  Unless you or someone on your behalf attends the meeting as a proxy holder, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.  In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions.  Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please see the instructions on the reverse side of this form.

This VIF must be returned to Pacific Corporate Trust Company (“PCTC”) by mail or fax at least forty-eight (“48”) hours before the Meeting (excluding Saturday, Sunday and holidays).  The mailing address of PCTC is 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8, and its fax number is 604-689-8144.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of AMISANO HANSON, Chartered Accountants as auditors of the Company.		N/A
2. To authorize the Directors to fix the Auditors’ remuneration.			N/A
3. To determine the number of Directors at three (3)			N/A
4. To elect as Director, MICHAEL D. HUDDY		N/A
5. To elect as Director, DAVID J. CORCORAN		N/A
6. To elect as Director, VICTOR A. YATES		N/A

7.  For disinterested shareholders, to authorize, ratify and approve the reinstatement of 48,922 escrow shares currently remaining in escrow and the adoption of a new escrow agreement to time-release shares on the basis set out in the Information Circular.

N/A
8. To approve the 2004 rolling stock option plan and the granting of incentive stock options thereunder.			N/A

9.  To approve by Special Resolution, with or without amendment, to alter the Notice of Articles for the Company to remove the application of the Pre-existing Company Provisions (as defined in the Business Corporations Act (British Columbia).

N/A
10. To approve by Special Resolution, with or without amendment, to increase the authorized capital to an unlimited number of common shares, all without par value.			N/A
11. To approve by Special Resolution, with or without amendment, to adopt new Articles of the Company.			N/A
12. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ___________________________

DATE SIGNED: ____________________________________________

THIS FORM MUST BE SIGNED AND DATED.

Please complete the following only if you or someone other than a management representative will be attending the meeting.

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and we will send to you a form of legal proxy which will grant you or the person specified by you the right to attend the meeting and vote.  If you require assistance in that regard, please contact ____________________  at PCTC at 604-689-9853.

(enter name of CSR here)

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________

SECURITYHOLDER SIGN HERE: ________________________________

DATE SIGNED: ___________________________________________

PLEASE SIGN AND DATE.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM

 BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)

 OR INTERNET VOTING AT http://www.stocktronics.com/webvote

Supplemental Mailing List Return Card (National Instrument 54-101)

In accordance with National Instrument 54-101Communication with Beneficial Owners of Securities of a Reporting Issuer (54-101) and pursuant to the British Columbia Securities Act and Rules:

Any registered shareholder may elect annually to have his or her name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer’s fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer’s audited financial statements, pursuant to 54-101, will receive a quarterly report for an issuer’s fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at:

www.pctc.com/servlets/supp_Iist

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the company’s Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a shareholder:

INTERNATIONAL BARRIER TECHNOLOGY INC.

Name:

_______________________________________

Address: _____________________________________

City/Prov/State/ Postal Code: ______________________

Preferred Method of Communication: ___ Email  ___ Mail

Email Address: ______________________________________

Signature:  ____________________________

   Date: ________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 000-20412

(Registrant)

Date: January 18, 2005       By: /s/ Michael Huddy________________________

                                                     Michael Huddy, President and Director